Exhibit 2.1

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

dated as of October 5, 2021

by and between

DOMINION ENERGY QUESTAR CORPORATION

as Seller,

and

SOUTHWEST GAS HOLDINGS, INC.,

as Buyer

i

(continued)

(continued)

(continued)

SCHEDULES

Schedule 1.1(a)	Company Employees
Schedule 1.1(b)	Indirect Subsidiaries
Schedule 1.1(c)	Seller’s Knowledge
Schedule 2.2(a)	Seller Delivery of Financial Statements
Schedule 2.2(b)	Seller Delivery of Financial Statements
Schedule 3.2(a)	Capitalization
Schedule 3.2(b)	Permitted Encumbrances
Schedule 3.2(d)	Sufficiency of Assets
Schedule 3.3(c)	Non-contravention
Schedule 3.4	Other Regulatory Approvals
Schedule 3.5	Indebtedness
Schedule 3.6	Absence of Certain Changes
Schedule 3.9	Tax Matters
Schedule 3.10(a)	Employee Plans
Schedule 3.10(e)	Employee Plans
Schedule 3.10(f)	Employee Compensation or Benefits
Schedule 3.11(a)	Significant Subsidiary Compliance with Environmental Laws
Schedule 3.11(b)	Environmental Permits
Schedule 3.11(c)	Environmental Permits Exceptions
Schedule 3.13	Material Contracts
Schedule 3.14(f)	COVID Related Employment Terms Changes
Schedule 5.2(b)	Third Party Consents
Schedule 5.2(c)	Certain Exceptions
Schedule 5.4(a)	Conduct of Business
Schedule 5.6(b)	Questar Pipeline Employee Retention Program
Schedule 5.6(c)	Primary Corporate Offices
Schedule 5.6(e)	Severance Benefits
Schedule 5.6(f)	Employment Continuity Agreements
Schedule 5.7(a)(iv)	Excluded Intellectual Property
Schedule 5.7(a)(v)	Excluded Contracts
Schedule 5.7(a)(viii)	Excluded Claims
Schedule 5.8(a)	Affiliate Indebtedness that Survives Closing
Schedule 5.8(b)	Surviving Affiliate Contracts
Schedule 5.8(c)	Support Obligations
Schedule 6.6	Buyer’s Required Third Party Consents
Schedule 7.6	Seller’s Required Third Party Consents

EXHIBITS

Exhibit A	Form of Assignment of Membership Interests
Exhibit B	Form of Stock Power
Exhibit C	Form of Transition Services Agreement
Exhibit D	Illustrative Calculation of Preliminary Post-Closing Payment Amount
Exhibit E	Representations and Warranties Insurance Policy
Exhibit F	Net Working Capital Calculations and Methodology

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”), dated as of October 5, 2021 (the “Effective Date”), is made by and between DOMINION ENERGY QUESTAR CORPORATION, a Utah corporation (“Seller”) and Southwest Gas Holdings, Inc., a Delaware corporation (“Buyer”).

RECITALS

WHEREAS, Seller owns all of the issued and outstanding shares of capital stock and membership interests, as applicable, of each of (i) Dominion Energy Questar Pipeline Services, Inc., a Utah corporation (“Pipeline Services”), (ii) Dominion Energy Questar Pipeline, LLC, a Utah limited liability company (“DE Questar Pipeline”) and (iii) QPC Holding Company, LLC, a Utah limited liability company (“QPC Holdings” and collectively with Pipeline Services and DE Questar Pipeline, the “Direct Subsidiaries”);

WHEREAS, the Direct Subsidiaries hold direct or indirect ownership interests in the Indirect Subsidiaries and the JV Company (each as defined below); and

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, subject to the terms and conditions of this Agreement, all of Seller’s rights, title and interests in and to all of the issued and outstanding shares of capital stock and membership interests, as applicable, in the Direct Subsidiaries (collectively, the “Interests”).

NOW THEREFORE, in consideration of the premises and the agreements in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1 Definitions. For the purposes of this Agreement, the following words and phrases shall have the following meanings:

“Accounting Firm” has the meaning set forth in Section 2.1(c)(ii)(D).

“Action” means any claim, action, suit or proceeding (including any arbitration proceeding) by or before any Governmental Authority.

“Adverse Consequences” means, subject to Section 10.5(i), all actual losses, damages, penalties, awards, fines, costs (including court costs and investigative and remedial costs), amounts paid in settlement, liabilities, obligations, Taxes, Liens, fees and expenses (including reasonable attorneys’ and accountants’ fees).

“Advisors” has the meaning set forth in Section 11.8.

“Affiliate” means any Person in control or under control of, or under common control with, another Person. For purposes of the foregoing, “control,” with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or by contract or otherwise, and specifically with respect to a corporation, partnership or limited liability company, means direct or indirect ownership of more than 50% of the voting securities in such corporation or of the voting interest in a partnership or limited liability company, provided, however, that (i) the JV Company shall not be considered an Affiliate for purposes of this Agreement and (ii) solely for purposes of Sections 7.4 and 7.5, Affiliates of Seller shall not include the Sale Entities to the extent conditions are imposed on the Sale Entities which are effective after Closing, and shall include all Affiliates other than those that are immaterial.

“Agreement” has the meaning set forth in the first paragraph of this Agreement.

“Alternate Financing” has the meaning set forth in Section 5.13(d).

“Ancillary Agreements” means, collectively, the Transition Services Agreement, the Assignment of Membership Interests, the Stock Power, and each other certificate or document delivered by Seller or Buyer pursuant to this Agreement.

“Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Assignment of Membership Interests” means that certain Assignment of Membership Interests to be dated as of the Closing Date by and between Seller and Buyer, substantially in the form attached hereto as Exhibit A.

“Balance Sheet Date” has the meaning set forth in Section 3.5(b).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.3(b).

“Base Purchase Price” has the meaning set forth in Section 2.1(b)(i).

“Basket Amount” has the meaning set forth in Section 10.5(a).

“Businesses” means, collectively, the businesses of the Sale Entities and the JV Company.

“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banking institutions in New York, New York are authorized or required by Law or executive order to be closed.

“Buyer” has the meaning set forth in the first paragraph of this Agreement.

“Buyer Indemnified Parties” has the meaning set forth in Section 10.1(a).

“Buyer Material Adverse Effect” means any circumstances, change, event, occurrence or effect which would individually, or in the aggregate, prevent, or materially and adversely impede the ability of Buyer to consummate the Contemplated Transactions.

“Buyer Releasees” has the meaning set forth in Section 5.16(a).

“Cap” has the meaning set forth in Section 10.5(a).

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act (Pub. L.116-136) and any administrative or other guidance published with respect thereto by any Governmental Authority.

“Claim” has the meaning set forth in Section 5.11(a).

“Closing” has the meaning set forth in Section 8.1.

“Closing Date” has the meaning set forth in Section 8.1.

“Closing Date Approval Process” means the Closing Date determined pursuant to the following process; if, at a time when (i) all of the conditions contained in Articles VI and VII are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), and (ii) either Buyer or Seller in good faith reasonably believes that an unexpected circumstance exists that necessitates a Closing Date earlier than December 31, 2021, then such Party shall deliver a written notice to the other Party, requesting a Closing earlier than December 31, 2021. Such notice (the “Closing Date Notice”) shall provide, in reasonable detail, the unexpected circumstance. Upon receipt of the Closing Date Notice, the Parties will work together, in good faith, to mutually agree whether such unexpected circumstance necessitates a Closing Date earlier than December 31, 2021. If Buyer and Seller are unable to agree within two (2) Business Days following deliver of the Closing Date Notice, then the Parties shall promptly cause their respective senior executive officers to meet and attempt, in good faith, to resolve the matter within two (2) Business Days thereafter.

“Closing Net Working Capital” means Net Working Capital as of the Closing.

“Closing Statement” has the meaning set forth in Section 2.1(c)(i).

“COBRA” has the meaning set forth in Section 5.6(s).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Employees” means all Sale Entity Employees and all those individuals serving in the positions generally described on Schedule 1.1(a), in support of the Sale Entities, in each case and as more fully detailed in a Company Employee listing separately provided to Buyer. Individuals (i) who are otherwise Company Employees but who on the Closing Date are not actively at work due to a leave of absence covered by the Family and Medical Leave Act, or due to any other authorized leave of absence, and (ii) who have notified Seller of their impending retirement but who do not retire until on or after the Closing Date, shall nevertheless be considered and treated as Company Employees.

“Company Leased Real Property” has the meaning set forth in Section 3.17(a).

“Company Owned Real Property” has the meaning set forth in Section 3.17(b).

“Company Real Property Lease” has the meaning set forth in Section 3.17(a).

“Confidentiality Agreement” has the meaning set forth in Section 5.1.

“Confidential Communications” has the meaning set forth in Section 11.16.

“Contemplated Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements.

“Continuation Period” has the meaning set forth in Section 5.6(c).

“Contract” means a contract, purchase order, license, sublicense, option, warrant, guaranty, note, bond, mortgage, deed of trust, indenture, lease, instrument or other agreement that is legally binding.

“Data Privacy Legal Requirements” mean (i) all requirements imposed by applicable Laws relating to (A) the security or privacy of information systems, networks, or data, and (B) the access, use, collection, recording, storing, altering, retrieving, transferring, disclosing or other processing of data by or on behalf of the Sale Entities or the JV Company, (ii) all requirements imposed by contract on the Sale Entities or the JV Company; and (iii) each published privacy policy or security policy, or public representation regarding privacy or security practices, of the Sale Entities or the JV Company.

“DE Questar Pipeline” has the meaning set forth in the recitals.

“Debt Financing” has the meaning specified in Section 5.13(a).

“Debt Financing Agreement” means any credit agreement, indenture, purchase agreement, note or similar agreement, in each case, evidencing or relating to indebtedness to be incurred in connection with the Debt Financing.

“Debt Financing Commitment” has the meaning specified in Section 5.13(a).

“Debt Financing Documents” has the meaning specified in Section 5.13(b).

“Debt Financing Information” means the Financial Statements.

“Debt Financing Sources” means the Debt Lenders and any other financial institutions that have committed to provide or have otherwise entered into agreements in connection with any part of the Debt Financing, including the parties to the Debt Financing Commitment, any Debt Financing Agreement and any joinder agreement to any of them and each of their respective successors and assigns.

“Debt Lenders” has the meaning specified in Section 5.13(a).

“DEI” means Dominion Energy, Inc., a Virginia corporation.

“DEI LTI Award” has the meaning set forth in Section 5.6(d).

“DEI LTI Program” has the meaning set forth in Section 5.6(f).

“Direct Subsidiaries” has the meaning set forth in the recitals.

“Dispute Notice” has the meaning set forth in Section 2.1(c)(ii)(B).

“Dominion IT Employee Transfer Date” has the meaning set forth in Section 5.6(a).

“Dominion Marks” has the meaning set forth in Section 5.7(a)(i).

“Effective Date” has the meaning set forth in the first paragraph of this Agreement.

“Employee Plans” has the meaning set forth in Section 3.10(a).

“Employee Retention Credit” means (i) the credit against applicable employment Taxes set forth in Section 2301 of the CARES Act, as amended by Section 206 of the Taxpayer Certainty and Disaster Tax Relief Act of 2020; and (ii) the credit against applicable employment Taxes set forth in Section 3134 of the Code.

“Employee Retention Credit Refund” means any refund of Taxes (whether paid in cash or received as a credit in lieu of Tax) that is attributable to the Employee Retention Credit with respect to any taxable period (or portion thereof) ending on or before the Closing Date.

“Environmental Laws” means any applicable Laws relating to pollution or protection of the environment or natural resources, including, but not limited to, the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. §6901 et seq.), the Safe Drinking Water Act (42 U.S.C. §3000(f) et seq.), the Toxic Substances Control Act (15 U.S.C. §2601 et seq.), Clean Air Act (42 U.S.C. §7401 et seq.), the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. §1801 et seq.), the Oil Pollution Act (33 U.S.C. §2701 et seq.), the Emergency Planning and Community Right-to-Know Act of 1986 (42 U.S.C. §11001 et seq.), and their state and local counterparts or equivalents, and any regulations issued thereunder.

“Environmental Permits” has the meaning set forth in Section 3.11(b).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any other Person that, together with DEI, is required to be treated as a single employer under Section 414 of the Code or Section 4001(a)(14) of ERISA.

“Excluded Assets” has the meaning set forth in Section 5.7(a).

“Excluded Contracts” has the meaning set forth in Section 5.7(a)(v).

“Excluded Records” means (i) all corporate, financial, Tax, human resources and legal data and records that relate to the businesses generally of Seller or its Affiliates (whether or not relating to the Sale Entities or the JV Company) or that contain information related to Seller or its Affiliates (other than the Sale Entities and the JV Company); (ii) any data, software and records to the extent disclosure or transfer is prohibited or subjected to payment of a fee or other consideration by any license agreement or other Contract with a Person other than Affiliates of Seller, or by applicable Law, and for which no consent to transfer has been received or for which Buyer has not agreed in writing to pay the fee or other consideration, as applicable; (iii) any data and records relating to any sale of the Sale Entities or the JV Company, including bids received from and records of negotiations with third Persons; (iv) any data and records relating to the Excluded Assets; and (v) any data or records that are subject to attorney-client privilege.

“Extended Termination Date” has the meaning set forth in Section 9.1(b)(i).

“FCC” means the Federal Communications Commission.

“FCC Approval” means the FCC’s approval of the upstream change of control of DE Questar Pipeline and Questar Southern Trails Pipeline Company required in connection with DE Questar Pipeline’s ownership of FCC licenses WQJC498, WQJE613 and WQKS231 and Questar Southern Trails Pipeline Company’s ownership of FCC license WPTE946.

“FFCRA” means the Families First Coronavirus Response Act, Pub. L. No. 116-127 (116th Cong.) (Mar. 18, 2020).

“Final Allocation” has the meaning set forth in Section 2.2(b).

“Final Allocation Statement” has the meaning set forth in Section 2.2(b).

“Financial Statements” has the meaning set forth in Section 3.5(a).

“Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Organization, Standing and Corporate Power), Section 3.2 (Capitalization; Sufficiency of Assets), Section 3.3(a) and (b) (Authority; Non-contravention), Section 3.15 (Brokers and Other Advisors; No Transaction Expenses), Section 4.1 (Organization; Standing and Corporate Power), Section 4.2(a) (Authority; Non-contravention), and Section 4.4 (Brokers and Other Advisors).

“Good Industry Practice” means any of the practices, methods, and acts engaged in or approved by a significant portion of the gas distribution, transmission, storage, and gathering services industry during the relevant time period.

“Governmental Authority” means any foreign, federal, state, local, county, municipal, provincial, multinational government or other governmental or quasi-governmental authority or regulatory body, court, tribunal, arbitrating body, governmental department, commission, board, body, self-regulating authority, bureau or agency, as well as any other instrumentality or entity designated to act for or on behalf of any of the foregoing.

“Hazardous Substance” means any substance, material, product, derivative, compound, mixture, mineral, chemical, waste, pesticide, pollutant, contaminant, petroleum product or byproduct, asbestos, medical waste or gas (excluding natural gas), defined or included within the definition of a “hazardous substance,” “hazardous waste,” “hazardous material,” “toxic chemical,” “toxic substance,” “hazardous chemical,” “extremely hazardous substance,” “pollutant,” “contaminant” or any other words of similar meaning within the context used under any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“HSR Approval” means the expiration or termination of any applicable waiting periods under the HSR Act or the execution of any consent agreement or other arrangement with any Governmental Authority that resolves concerns or objections under the Antitrust Laws with respect to the Contemplated Transactions.

“Income Tax” means any federal, state, local or foreign Tax measured by or imposed on net income, including any interest, penalty or addition thereto.

“Income Tax Return” means any Tax Return relating to Income Taxes, including any schedule or attachment thereto.

“Indebtedness” of any Person means, without duplication: (i) all obligations of such Person for borrowed money (including lines of credit or similar facilities to the extent drawn, term loans, mortgage loans, bonds, debentures and notes), (ii) all accrued but unpaid interest relating to any of the obligations described in clause (i), (iii) any redemption or prepayment premiums, penalties or extraordinary fees and expenses that would be payable by Buyer (directly or indirectly) as a result of the Closing (and not as a result of actions taken by Buyer on or after the Closing) relating to any of the obligations described in clause (i), and (iv) the amount of any Taxes deferred by such Person pursuant to a Pandemic Response Law that remains unpaid as of Closing.

“Indemnified Party” has the meaning set forth in Section 10.2.

“Indemnifying Party” has the meaning set forth in Section 10.2.

“Indemnitee” or “Indemnitees” has the meaning set forth in Section 5.11(a).

“Independent Auditor” means an impartial nationally recognized firm of independent certified public accountants other than a present or former accounting firm of any of the Parties or any of such Parties’ Affiliates, mutually agreed to by Buyer and Seller.

“Indirect Subsidiaries” means the entities set forth on Schedule 1.1(b).

“Initial Termination Date” has the meaning set forth in Section 9.1(b)(i).

“Insurance Policies” means, collectively, all of the insurance policies maintained by the Sale Entities or by Seller or its Affiliates on behalf of the Sale Entities.

“Intellectual Property” means (i) all patents, patent applications, trademarks, service marks, tradenames, copyrights and other works of authorship, Software, domain names, trade secrets, inventions, knowhow, techniques and other proprietary intangible items, and any tangible embodiments of any of the foregoing; and (ii) any and all rights relating to, arising from, or associated with any of the items listed or described in clause (i).

“Interests” has the meaning set forth in the recitals.

“IT Systems” means all computer systems, computer programs, networks, hardware, software, software engines, electronic databases and websites used to process, store, maintain and operate data, information and control systems owned or used by the Sale Entities and the JV Company.

“JV Company” means White River Hub, LLC, solely to the extent of Seller’s indirect ownership interest therein.

“Law” means any applicable constitutional provision, statute, ordinance or other law, rule, regulation, or interpretation of any Governmental Authority and any decree, injunction, stay, judgment, order, ruling, decision, assessment or writ.

“Licensed IP” means all Intellectual Property used or held for use by any Sale Entities in the conduct of its business, in each case that are not owned by such Sale Entities.

“Liens” means all pledges, liens, charges, mortgages, encumbrances, adverse claims, licenses, purchase options, call options, rights of first offer and rights of first refusal, easements, rights-of-way, security interests and other use agreements and encroachments of any nature whatsoever.

“Marked Materials” has the meaning set forth in Section 5.9.

“material” or “materially” means, when used with respect to Seller, material to the Sale Entities and JV Company, taken as a whole, and when used with respect to Buyer, material to Buyer.

“Material Adverse Effect” shall mean any circumstance, change, event, occurrence or effect that (a) has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, results of operations or financial condition of the Sale Entities and the JV Company taken as a whole; provided that no circumstance, change, event, occurrence or effect, directly or indirectly, arising out of, resulting from or relating to the following, individually or in the aggregate, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred: (i) any circumstance, change, event, occurrence or effect in any of the industries or markets in which any Sale Entity or the JV Company operates, including natural gas distribution, exploration, production, storage or transmission industries (including, in each case, any changes in the operations thereof or with respect to system-wide changes or developments in natural gas transmission, exploration, production, storage or distribution systems); (ii) any enactment of, change in, or change in interpretation of, any Law or U.S. GAAP or governmental policy; (iii) general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein) in any financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which any Sale Entity or the JV Company conducts business; (iv) any change in the price of natural gas or any other raw material, mineral or commodity used or sold by any Sale Entity or the JV Company or in the cost of hedges relating to such prices, any change in the price of natural gas transportation services or any change in customer usage patterns or customer selection of third-party suppliers for natural gas; (v) any acts of God, force majeure events, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of terrorism, armed hostilities or war; (vi) any change or effect arising from any global pandemic or pandemic affecting any region in which any Sale Entity or the JV Company conducts material business, including the “COVID-19” pandemic, (vii) the announcement, pendency of or performance of the Contemplated Transactions, including by reason of the identity of Buyer or any communication by Buyer regarding the plans or intentions of Buyer with respect to the conduct of the business of the Sale Entities or the JV Company and including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, joint venture partners, employees or regulators (but excluding any breach of the obligations of the Seller, the Sale Entities, or the JV Company in connection with the Contemplated Transactions); (viii) any action taken by Seller, any Sale Entity or the JV Company that is expressly required by the terms of this Agreement or with the express written consent or at the express written direction of Buyer (or any action not taken as a result of the failure of Buyer to consent to any action requiring Buyer’s consent pursuant to Section 5.4); (ix) any failure by any Sale Entity or the JV Company to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to any Sale Entity or the JV Company (it being understood that the underlying facts or occurrences giving rise to such failure may be taken into account in determining whether there has been a Material Adverse Effect if not otherwise falling within any of the exceptions set forth in clauses (a)(i) through (a)(viii) or (a)(x) through (a)(xii) of this proviso); (x) any actions taken or requirement imposed by any Governmental Authority with respect to the HSR Approval; (xi) any circumstance, change, event, occurrence or effect that results from any shutdown or suspension of operations at any facilities from which any Sale Entity or the JV Company obtains natural gas; and (xii) any pending, initiated or threatened litigation relating to this Agreement or the Contemplated Transactions, in each of clauses (i) through (vi) and clause (xi), to the extent that such circumstance, change, event, occurrence or effect does not affect the Sale Entities and the JV Company, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the business and industries in which the Sale Entities and the JV Company operate; or (b) would, individually or in the aggregate, prevent or materially and adversely impede the ability of Seller to consummate the Contemplated Transactions by the Closing Date.

“Material Contracts” means (i) any Contract that relates to or involves future expenditures, receipts or payments by any Sale Entity or the JV Company of more than $25,000,000 in any one (1) year period, (ii) any Contract that provides for Indebtedness of any Sale Entity or the JV Company of more than $10,000,000 in outstanding principal amount, (iii) any Contract between any Sale Entity or the JV Company, on the one hand, and Seller or its Affiliates (excluding any other Sale Entity), on the other hand, that relates to or involves expected expenditures, receipts or payments by any Sale Entity or the JV Company of more than

$2,000,000 in any one-year period, so long as such Contract will survive Closing; (iv) any Contract that prohibits in any material respect the ability of any Sale Entity or the JV Company to compete in any line of business in any market or geographic area, or that contains first refusal or first offer; (v) any Contract that is a lease, except for any lease under which the aggregate annual rental payments do not exceed $10,000,000; (vi) that is a lease under which any Sale Entity or the JV Entity is lessor of, or permits any third party to hold or operate, any tangible property (other than real property), owned or controlled by any Sale Entity, except for any lease under which the aggregate annual rental payments do not exceed $10,000,000; (vii) that is a collective bargaining agreement, labor contract or other written agreement or arrangement with any labor union; (viii) that involves any material joint venture, legal partnership or similar arrangement; (ix) that is a settlement or conciliation agreement with any Governmental Authority material to the Sale Entities and the JV Company, taken as a whole; (x) that is a Contract for the sole source of supply of the applicable product, material or service and the loss of which would reasonably be expected to be material to the Sale Entities and the JV Company, taken as a whole, (xi) that is a Contract that provides for the acquisition or sale of any material assets of another Person or that contains a material earnout or similar obligation other than those entered into in the ordinary course of business consistent with past practice; (xii) any Contract for the employment or engagement of any officer, individual employee or independent contractor on a full-time, part-time, consulting or other basis providing annual compensation (calculated based on base salaries and target bonus levels) in excess of $250,000 (other than any “at-will” contract that may be terminated without penalty upon thirty (30) days or less advance notice); and (xiii) any Contract containing an outbound grant of Owned IP.

“Multiemployer Plan” means a multiemployer plan, as defined in Sections 3(37) and 4001(a)(3) of ERISA.

“Net Working Capital” means, as of any date of determination, an amount calculated and using the methodologies, in each case, as set forth on Exhibit F.

“New Commitment” has the meaning set forth in Section 5.13(d).

“Non-Income Tax Return” means any Tax Return relating solely to Taxes other than Income Taxes and, for the avoidance of doubt, shall not mean or include any Income Tax Return.

“Objections Notice” has the meaning set forth in Section 2.2(b).

“Organizational Documents” means with respect to any Person, the certificate or articles of incorporation or organization and by-laws, the limited partnership agreement, the partnership agreement, the limited liability company agreement, the operating agreement or the trust agreement, or such other organizational documents of such Person, including those that are required to be registered or kept in the jurisdiction of incorporation, organization or formation of such Person and which establish the legal personality of such Person.

“Original Financing Failure” has the meaning set forth in Section 5.13(d).

“Owned IP” means any and all Intellectual Property owned or purported to be owned by any Sale Entity or the JV Company.

“Pandemic Response Laws” means the CARES Act, the FFCRA, and any other similar, additional, or future federal, state, local, or foreign law, or administrative guidance intended to benefit taxpayers in response to the COVID-19 pandemic and associated economic downturn.

“Parties” means Buyer and Seller and “Party” means Buyer or Seller, as applicable.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Per Claim Threshold” has the meaning set forth in Section 10.5(c).

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Encumbrances” means (a) obligations imposed under this Agreement, (b) transfer restrictions of general applicability as may be provided under the Securities Act or other applicable Laws, and (c) transfer restrictions contained in the Organizational Documents of a Sale Entity or the JV Company, as applicable.

“Person” means and includes an individual, a partnership, a joint venture, a corporation, a union, a limited liability company, a trust, an unincorporated organization or a Governmental Authority or any other separate legal entity recognized pursuant to Law.

“Personal Data” means information that identifies or is reasonably capable of being associated with an identified or identifiable individual, household or device such as name, contact information, photograph, account number, identification number or card, Social Security number, government-issued identifier, online identifier, or is otherwise considered personal data or personal information under Data Privacy Legal Requirements.

“Pipeline Services” has the meaning set forth in the recitals.

“Post-Closing Employee Plans” has the meaning set forth in Section 5.6(g).

“Post-Closing Employer” means the entity designated by Buyer to employ Company Employees upon the Closing Date pursuant to Section 5.6 or, in the absence of such designation, the applicable Sale Entity.

“Post-Closing Offer” means an offer of employment or continued employment by a Post-Closing Employer on terms that conform to the requirements of Section 5.6.

“Post-Closing Payment Amount” has the meaning set forth in Section 2.1(c)(ii)(C).

“Preliminary Allocation” has the meaning set forth in Section 2.2(a).

“Preliminary Allocation Statement” has the meaning set forth in Section 2.2(a).

“Preliminary Post-Closing Payment Amount” means an aggregate amount (which may be positive or negative) equal to (i) the cash and cash equivalents (excluding restricted cash) of the Sale Entities, and fifty percent (50%) of the cash and cash equivalents (excluding restricted cash) of the JV Company, in each case, as of immediately prior to the Closing, plus (ii) (A) $430,000,000 minus (B) the Indebtedness of the Sale Entities and fifty percent (50%) of the Indebtedness of the JV Company, in each case, as of immediately prior to the Closing, plus (iii) the amount, if any, by which Closing Net Working Capital is greater than negative $2,500,000, minus (iv) the amount, if any, by which Closing Net Working Capital is less than negative $7,500,000. An illustrative example calculation of the Preliminary Post-Closing Payment Amount is attached hereto as Exhibit D.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date.

“Pre-Closing Taxes” means, without duplication, (i) all Taxes (or the non-payment thereof) of or imposed on Seller, (ii) all Taxes (or the non-payment thereof) of or imposed on or payable by any Sale Entity or the JV Company for any Pre-Closing Tax Period and the portion of any Straddle Period through the end of the Closing Date determined in accordance with this Agreement (including any such Taxes arising as a result of the Sections 6221 through 6241 of the Code, as amended by the Bipartisan Budget Act of 2015 (Pub. L. No. 114-74), together with any guidance issued thereunder or successor provisions and any similar provision of state or local tax laws), (iii) all Taxes of any member of an affiliated group of which any Sale Entity or the JV Company (or any predecessor of such member) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar U.S. state or local, or non-U.S. Law, (iv) all Taxes (other than Transfer Taxes) of or imposed on or payable by any Sale Entity or the JV Company arising from the Contemplated Transactions, including any Taxes arising from any pre-Closing restructuring occurring in connection with the Contemplated Transactions (including any Taxes of the Sale Entities resulting from the Section 338(h)(10) Election), (v) all Taxes of any Person (other than a Sale Entity or the JV Company) imposed on any Sale Entity or the JV Company (x) as a transferee or successor, (y) by Contract (other than any Contract entered into in the ordinary course of business and not primarily relating to Tax), or (z) pursuant to any Law, which Taxes, in each case, relate to an event or transaction occurring before the end of the Closing Date, (vi) all Taxes of any Sale Entity or the JV Company arising from the settlement, repayment, retirement, cancellation or elimination of any intercompany balances between Sale Entities or the JV Company or between one or more Sale Entity or the JV Company and Seller or one or more of its Affiliates, (vii) all Taxes payable by any Sale Entity under Section 965 of the Code, regardless of whether an election under Section 965(h) of the Code has been made, (viii) any indemnity or gross up made by any Sale Entity or the JV Company to service providers of any Sale Entity or the JV Company for any Taxes imposed under Section 4999 or Section 409A of the Code (or any corresponding provisions of state, local, or non-U.S. Tax Law) with respect to compensation arrangements entered into with service providers in a Pre-Closing Tax Period or the portion of any Straddle Period through the end of the Closing Date, (ix) Taxes arising from breach by Seller of any covenant set forth in this Agreement, (x) any Taxes of the Sale Entities arising from the inclusion of any item of income in, or exclusion of any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, in either case, to the extent resulting from an action or election taken or made, or otherwise attributable to any taxable period or portion thereof, before the Closing, (xi) any Transfer Taxes which are the responsibility of Seller pursuant to Section 5.3(a), and (xii) any amount that would have been described in clauses (i)-(ix) of this definition but for a Pandemic Response Law. Notwithstanding the foregoing, or any provision hereof the contrary, “Pre-Closing Taxes” shall not include (x) any Taxes arising solely as a result of actions taken by Buyer on the Closing Date after the Closing that are not contemplated by this Agreement and are outside the ordinary course of business of the Sale Entities and the JV Company (y) the amount of any Taxes taken into account in calculating the Post-Closing Payment Amount or (z) any Taxes arising from any breach by Buyer of any covenant set forth in this Agreement. Notwithstanding the foregoing, or any provision hereof to the contrary, with respect to the calculation of Pre-Closing Taxes for a particular taxable period, unless an alternative allocation of the burden of the relevant Tax of the JV Company is provided for by the Organizational Documents of the JV Company as in effect as of the Closing, the amount of Pre-Closing Taxes (and any indemnifiable losses arising with respect to Pre-Closing Taxes) for such taxable period with respect to (but solely with respect to) the JV Company in such taxable period shall be equal to (a) the aggregate amount of Pre-Closing Taxes with respect to the JV Company that are attributable to such taxable period, multiplied by (b) Seller’s maximum (direct or indirect) economic interest in the JV Company in such taxable period.

“Preliminary Allocation” has the meaning set forth in Section 2.2(a).

“Preliminary Allocation Statement” has the meaning set forth in Section 2.2(a).

“Purchase Price” has the meaning set forth in Section 2.1(b)(i).

“QPC Holdings” has the meaning set forth in the recitals.

“Reasonable Efforts” means commercially reasonable efforts.

“Records” means the data and records of the Sale Entities and the JV Company (other than the Excluded Records), to the extent relating primarily to the Sale Entities or the JV Company, as applicable.

“Registered Intellectual Property” means all Intellectual Property that is registered, filed, applied for or issued under the authority of, with or by any Governmental Authority, including domain names.

“Regulatory Resolution Notice” has the meaning set forth in Section 5.2(a)(iii).

“Regulatory Resolution Process” means the following: upon receipt of a Regulatory Resolution Notice, the Parties shall promptly cause their respective senior executive officers to meet and attempt, in good faith, to resolve the disputed matter (with such meeting to occur within two Business Days of the Regulatory Resolution Notice).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of Hazardous Substance into the environment (including the abandonment or discarding of barrels, containers or other closed receptacles containing any Hazardous Substances).

“Remedial Action” has the meaning set forth in Section 5.2(a)(iv).

“Representatives” means, with respect to any person, the directors, officers, employees, advisors (including investment bankers, financial advisors, legal counsel, accountants and consultants), financing sources and other agents and representatives of such person and its Subsidiaries.

“Restraint” has the meaning set forth in Section 9.1(b)(ii).

“Retained Liabilities” has the meaning set forth in Section 5.7(c).

“R&W Insurance Policy” means that certain buyer-side representations and warranties insurance policy, issued by the R&W Insurer, in the form attached hereto as Exhibit E.

“R&W Insurer” means HCC Global Financial Products, LLC.

“Sale Entity” or “Sale Entities” means each of, or collectively, as applicable, (i) the Direct Subsidiaries, and (ii) the Indirect Subsidiaries, and (iii) solely for purposes of Section 5.3(b), White River Hub, LLC.

“Sale Entity Employee” means any individual who, immediately prior to the Closing, is employed by any of the Sale Entities.

“SEC” means the U.S. Securities and Exchange Commission.

“Section 338(h)(10) Election” has the meaning set forth in Section 5.3(j).

“Section 338(h)(10) Election Forms” has the meaning set forth in Section 5.3(j).

“Securities Act” means the Securities Act of 1933.

“Seller” has the meaning set forth in the first paragraph of this Agreement.

“Seller Controlled Affiliates” has the meaning set forth in Section 5.2(c).

“Seller Indemnified Parties” has the meaning set forth in Section 10.1(b).

“Seller Releasees” has the meaning set forth in Section 5.16(b).

“Seller’s Counsel” means McGuireWoods LLP.

“Seller’s Knowledge” means the actual knowledge, after reasonable inquiry, of the Persons listed on Schedule 1.1(c).

“Significant Subsidiary” means DE Questar Pipeline.

“Software” means all computer software (in object code or source code format), data and databases, and related documentation and materials.

“Stock Power” means the Stock Power to be dated as of the Closing Date and executed by Seller, substantially in the form attached hereto as Exhibit B.

“Straddle Period” has the meaning set forth in Section 5.3(b)(ii).

“Subsidiary” of a Person means (i) any corporation, association or other business entity (whether or not incorporated) of which more than 50% or more of the total voting power of shares or other voting securities outstanding thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof), and (ii) any partnership or limited liability company of which such Person or one or more of the other Subsidiaries of such Person (or any combination thereof) is a general partner or managing member, provided, however, that the JV Company shall not be considered a Subsidiary for purposes of this Agreement.

“Support Obligations” has the meaning set forth in Section 5.8(c).

“Tax Proceeding” has the meaning set forth in Section 5.3(d).

“Tax Return” means any return, declaration, report, statement, claim for refund, or other document, together with all amendments and supplements thereto (including all related and supporting information) required to be filed with a Governmental Authority in respect of Taxes.

“Taxes” mean all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, transfer, registration, stamp, occupation, premium, property, windfall profits, fuel, gas import, customs, duties, value added, alternative or add on minimum, estimated, or other taxes of any kind whatsoever imposed by any Governmental Authority, together with any interest, penalty, or addition thereto, and the term “Tax” means any one of the foregoing Taxes.

“Taxing Authority” means any Governmental Authority responsible for the administration or the imposition of any Tax.

“Termination Date” means the Initial Termination Date or, if Seller or Buyer has elected to extend the Initial Termination Date to the Extended Termination Date pursuant to Section 9.1(b)(i), the Extended Termination Date.

“Termination Fee” means $35,000,000.

“Third Party Claim” has the meaning set forth in Section 10.2(b).

“Title IV Plan” has the meaning set forth in Section 3.10(d).

“Transfer Tax” means any sales, use, transfer, real property transfer, recording, stock transfer and other similar Tax and fees, including any interest, penalty or addition thereto, whether disputed or not; provided, however, that the term “Transfer Tax” shall not include any Income Tax.

“Transferred Employee” means each (i) Sale Entity Employee and (ii) Company Employee (other than Sale Entity Employees) who accepts a Post-Closing Offer.

“Transition Services Agreement” means that certain Transition Services Agreement to be dated as of the Closing Date by and between Seller and Buyer, substantially in the form attached hereto as Exhibit C.

“U.S. GAAP” means accounting principles generally accepted in the United States of America.

“WARN Act” has the meaning set forth in Section 3.14(e).

Section 1.2 Terms Generally. Unless otherwise required by the context in which any term appears:

(a) Capitalized terms used in this Agreement shall have the meanings specified in this Article.

(b) The singular shall include the plural, the plural shall include the singular, and the masculine gender shall include the feminine and neutral genders and vice versa.

(c) References to “Articles,” “Sections,” “Schedules” or “Exhibits” shall be to articles, sections, schedules or exhibits of or to this Agreement unless stated otherwise, and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the section or subsection in which the reference occurs.

(d) The words “herein,” “hereof” and “hereunder” shall refer to this Agreement as a whole and not to any particular section or subsection of this Agreement; and the words “include,” “includes” or “including” shall mean “including, without limitation.”

(e) The word “or” will have the inclusive meaning represented by the phrase “and/or;” and “shall” and “will” mean “must,” and shall have equal force and effect and express an obligation.

(f) “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing in a visible form.

(g) The term “day” shall mean a calendar day, commencing at 12:00 a.m. (local time in New York, New York). The term “month” shall mean a calendar month; provided that when a period measured in months commences on a date other than the first day of a month, the period shall run from the date on which it starts to the corresponding date in the next month and, as appropriate, to succeeding months thereafter. Whenever an event is to be performed or a payment is to be made by a particular date and the date in question falls on a day which is not a Business Day, the event shall be performed, or the payment shall be made, on the next succeeding Business Day; provided, however, that all calculations shall be made regardless of whether any given day is a Business Day and whether or not any given period ends on a Business Day. Time is of the essence in this Agreement.

(h) All references to a particular entity shall include such entity’s permitted successors and permitted assigns unless otherwise specifically provided herein.

(i) All references herein to any Law or to any Contract shall be to such Law or Contract as amended, supplemented or modified from time to time unless otherwise specifically provided herein.

(j) The titles of the articles, sections, schedules and exhibits herein have been inserted as a matter of convenience of reference only, and shall not control or affect the meaning or construction of any of the terms or provisions hereof.

(k) This Agreement was negotiated and prepared by both of the Parties with advice of counsel to the extent deemed necessary by each Party; the Parties have agreed to the wording of this Agreement; and none of the provisions hereof shall be construed against any Party on the ground that such Party is the author of this Agreement or any part hereof.

(l) The Schedules and Exhibits hereto are incorporated in and are intended to be a part of this Agreement; provided, however, that in the event of a conflict between the terms of any Schedule or Exhibit and the terms of Articles I through XI of this Agreement, the terms of Articles I through XI of this Agreement shall take precedence.

(m) All monetary amounts contained in this Agreement refer to currency of the United States.

ARTICLE II

PURCHASE AND SALE OF INTERESTS

Section 2.1 Purchase and Sale of the Interests. Subject to the terms and conditions set forth in this Agreement:

(a) Transfer of Interests. At the Closing and for the consideration specified in Section 2.1(b) below, Seller shall sell, convey, transfer, assign and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller all of the Interests, free and clear of all Liens (other than Permitted Encumbrances).

(b) Purchase Price.

(i) The total consideration to be paid by Buyer for the Interests (the “Purchase Price”) shall be an amount equal to the sum of $1,545,000,000 (the “Base Purchase Price”) plus the Post-Closing Payment Amount (as determined and paid in accordance with Section 2.1(c) below). The Parties acknowledge and agree that all Indebtedness for borrowed money of the Sale Entities and the JV Company will remain outstanding at Closing except as set forth in Section 5.8(a).

(c) Post-Closing Payment Amount.

(i) As promptly as practical, but in no event later than sixty (60) days after the Closing Date, Buyer shall (at Buyer’s expense) prepare and deliver to Seller a statement (the “Closing Statement”) setting forth Buyer’s good faith calculation of the Preliminary Post-Closing Payment Amount, and documentation sufficient to confirm the accuracy of such calculation.

(ii) Following Seller’s receipt of the Closing Statement, Seller and their agents, representatives and advisors shall be permitted to review all books and records, working papers, financial records and information of Buyer related to the Closing Statement and shall have such access to Buyer’s personnel as may be reasonably necessary to permit Seller to review in detail the manner in which the Preliminary Post-Closing Payment Amount was calculated and prepared. Within thirty (30) days after Seller’s receipt of the Closing Statement, Seller shall either:

(A) accept such Closing Statement, in which case (1) such Preliminary Post-Closing Payment Amount shall be deemed final and shall be considered the “Post-Closing Payment Amount” for purposes of this Agreement and (2) (x) if the Post-Closing Payment Amount is positive, Buyer shall pay to Seller, within five (5) days of confirmation of the Post-Closing Payment Amount, by wire transfer of immediately available funds to one or more accounts designated by Seller, an amount equal to the Post-Closing Payment Amount or (y) if the Post-Closing Payment Amount is negative (in which case, the “Post-Closing Payment Amount” for purposes of this clause (y) shall be deemed to be equal to the absolute value of such amount), Seller shall pay to Buyer, within five (5) days of confirmation of the Post-Closing Payment Amount, by wire transfer of immediately available funds to one or more accounts designated by Buyer, an amount equal to the absolute value of the Post-Closing Payment Amount; or

(B) dispute in writing the calculations set forth in the Closing Statement (the “Dispute Notice”).

(C) In the event that Seller disputes the calculations set forth in the Closing Statement, (1) within ten (10) days of Seller’s notice to Buyer of such dispute, such dispute shall be referred to senior officers or other authorized representatives of Seller and Buyer or their respective Affiliates, for settlement of such dispute within thirty (30) days of referral, (2) if such senior officers or other authorized representatives agree on a final amount the final amount agreed to by such senior officers or other authorized representatives shall be deemed final and shall be considered the “Post-Closing Payment Amount” for purposes of this Agreement.

(D) If such senior officers or other authorized representatives do not agree on a Post-Closing Payment Amount within thirty (30) days, then (1) the remaining items in dispute shall be submitted promptly by Buyer and Seller to a mutually agreed “Big 4” accounting firm or another nationally recognized firm (the “Accounting Firm”), and (2) any amounts not so disputed shall be deemed to be finally resolved for all purposes of this Agreement and payment thereof shall be made in accordance with this Section 2.1(c). The Accounting Firm shall be requested to render a written determination of the applicable dispute promptly, but in any event within forty-five (45) days after referral of the matter to such Accounting Firm, which determination must be in writing and must set forth, with reasonable supporting detail, the basis therefor and must be based solely on (A) the definitions and other applicable provisions of this Agreement, and (B) a single presentation (which presentations shall be limited to the remaining items in dispute set forth in the Closing Statement and the Dispute Notice) submitted by each of Buyer and Seller to the Accounting Firm within fifteen (15) days after the engagement thereof (which the Accounting Firm shall forward to the other Party), and not on independent review, which, absent fraud or manifest error, such determination shall be conclusive and binding on Buyer and Seller; provided that the failure of the Accounting Firm to strictly conform to any deadline or time period contained herein shall not be a basis for seeking to overturn any determination rendered by the Accounting Firm which otherwise conforms to the terms of this Agreement. The Accounting Firm shall resolve each disputed item by choosing a value not in excess of, nor less than, the greatest or lowest value, respectively, set forth in the presentations (and, if applicable, the responses) delivered to the Accounting Firm pursuant to this Section 2.1(c). The Closing Statement shall be revised as appropriate to reflect the resolution of any objections thereto pursuant to the determinations of the Accounting Firm. The terms of appointment and engagement of the Accounting Firm shall be as reasonably agreed upon between Seller and Buyer, and any associated engagement fees shall be borne by the parties in inverse proportion as they may prevail on the matters resolved by the Accounting Firm, that proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted. Except as provided in the preceding sentence, all other costs and expenses incurred by Buyer and Seller in connection with resolving any dispute hereunder before the Accounting Firm shall be borne by the party incurring such cost and expense.

(E) Upon resolution of the Post-Closing Payment Amount in accordance with the provisions set forth herein, (x) if the Post-Closing Payment Amount is positive, Buyer shall pay to Seller, within five (5) days of confirmation of the Post-Closing Payment Amount, by wire transfer of immediately available funds to one or more accounts designated by Seller, an amount equal to the Post-Closing Payment Amount or (y) if the Post-Closing Payment Amount is negative (in which case, the “Post-Closing Payment Amount” for purposes of this clause (y) shall be deemed to be equal to the absolute value of such amount), Seller shall pay to Buyer, within five (5) days of confirmation of the Post-Closing Payment Amount, by wire transfer of immediately available funds to one or more accounts designated by Buyer, an amount equal to the absolute value of the Post-Closing Payment Amount.

Section 2.2 Allocation.

(a) Within thirty (30) days after the Closing Date, Buyer shall prepare and deliver to Seller, using and based upon the best information available to Buyer, a preliminary entity allocation statement (the “Preliminary Allocation Statement”) reflecting the allocation of the Base Purchase Price among the Interests and a further allocation of the Base Purchase Price among the tangible and intangible assets of each Direct Subsidiary, including, where applicable, a further allocation to any interests in Indirect Subsidiaries held by a Direct Subsidiary and, thereafter, a further allocation among the tangible and intangible assets of each Indirect Subsidiary (the “Preliminary Allocation”). As soon as reasonably practicable, but no later than thirty (30) days following the receipt of the Preliminary Allocation Statement, Seller shall deliver to Buyer a written report containing any changes that Seller proposes to be made in such schedule (and specifying the reasons therefor in reasonable detail). Notwithstanding the foregoing, Buyer shall have such additional time, on a day for day basis, to meet its obligations under this Section 2.2(a) for each day it does not receive from Seller the information identified on Schedule 2.2(a) within the time period specified on Schedule 2.2(a).

(b) Provided that Buyer shall have received from Seller the information identified on Schedules 2.2(a) and 2.2(b) within the time period specified on each such schedule, and if not on a day for day basis thereafter, within thirty (30) days after the final determination of the Post-Closing Payment Amount, Buyer shall prepare and deliver to Seller a statement (the “Final Allocation Statement”) reflecting the allocation of the final Purchase Price, as adjusted to reflect assumed liabilities and other amounts deemed paid by Buyer for federal income Tax purposes, among the Interests, including, where applicable, a further allocation of the Base Purchase Price to any interests in Indirect Subsidiaries held by a Direct Subsidiary (the “Final Allocation”). To the extent required by Sections 338 or 1060, the Final Allocation Statement shall include an allocation of that portion of the adjusted Purchase Price allocated to a Direct Subsidiary among the separate classes of assets of such entity (and a further allocation of the Purchase Price attributable to an Indirect Subsidiary among the assets of such subsidiary) in a manner that is consistent with the allocation methodology provided by Section 338 or Section 1060 of the Code and the Treasury regulations promulgated thereunder, as the case may be. Within thirty (30) days following the receipt by Seller of the Final Allocation Statement, Seller shall review the Final Allocation and submit to Buyer in writing any objections or proposed changes to the Final Allocation Statement (an “Objections Notice”). Unless Seller submits an Objections Notice on or before the expiration of such thirty (30) day period, the Final Allocation Statement prepared and delivered to Seller pursuant to this Section 2.2(b) shall be deemed agreed upon by the Parties and shall be deemed conclusive for purposes of the Final Allocation.

(c) If Seller timely submits an Objections Notice in accordance with Section 2.2(b), the Parties shall negotiate in good faith and use their Reasonable Efforts to resolve such dispute. In the event the Parties are unable to resolve any dispute with respect to the Final Allocation Statement within twenty (20) days after the delivery of the Objections Notice, neither Buyer nor Seller will be bound by the Final Allocation Statement as prepared by Buyer, and each Party may independently (and in its sole discretion) (i) determine its own allocation of the Purchase Price between the ownership interests of each Sale Entity and, with respect to that portion of the adjusted Purchase Price to be allocated to each Sale Entity, among the separate classes of assets of such Sale Entity, and (ii) file its Tax Returns (and Tax Returns of its Affiliates) using alternative allocations of its choosing.

(d) If the Parties ultimately agree on the Final Allocation Statement, (i) such Final Allocation Statement shall be amended as, and to the extent, Buyer and Seller agree to reflect any adjustment to the Purchase Price (as adjusted to reflect assumed liabilities and other amounts deemed paid by Buyer for federal income Tax purposes), (ii) except to the extent required to comply with audit determinations of any Taxing Authority with jurisdiction over a Party, Buyer and Seller shall report the Contemplated Transactions for all required federal Income Tax and all other Tax purposes in a manner consistent with the Final Allocation, and (iii) no Party shall take any position in any Tax Return or Tax Proceeding that is inconsistent with the Final Allocation without the consent of the other Parties; provided, however, that no Party (or any of its Affiliates) shall be required to litigate before any court or defend in any administrative proceeding (including any Tax audit or examination) any proposed deficiency or adjustment by any Taxing Authority challenging such Final Allocation.

Section 2.3 Withholding. Buyer shall be entitled to deduct and withhold any amounts that are required to be deducted or withheld under any provision of applicable Law, and any amount so deducted or withheld will be remitted by Buyer to the applicable Taxing Authority, and shall be treated, for purposes of this Agreement, as having been paid to the Person in respect of which the deduction or withholding was made. Buyer shall use Reasonable Efforts to notify the Seller before making any such deduction or withholding.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Schedules delivered by Seller to Buyer simultaneously with the execution of this Agreement (which Schedules set forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of Seller’s covenants contained in Article V), Seller represents and warrants to Buyer, as of the date hereof and as of the Closing Date, as follows:

Section 3.1 Organization, Standing and Corporate Power.

(a) Seller is a corporation duly organized, validly existing and in good standing under the Laws of Utah and has all requisite corporate power and authority to execute this Agreement and the Ancillary Agreements and to own the Interests.

(b) Each of the Sale Entities and the JV Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of the Sale Entities and the JV Company is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 3.2(a), all the outstanding shares of capital stock of, or other equity interests in, each of the Sale Entities and the JV Company have been validly issued and are fully paid and non-assessable and are owned directly or indirectly by Seller free and clear of all Liens other than Permitted Encumbrances.

(c) Each of the Sale Entities and the JV Company has all requisite entity power and authority to enable it to own or lease its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have a Material Adverse Effect.

(d) Seller has made available to Buyer true and complete copies of the Organizational Documents of each Sale Entity and the JV Company as in effect on the date of this Agreement.

Section 3.2 Capitalization; Sufficiency of Assets.

(a) Schedule 3.2(a) sets forth for each Sale Entity the identity of each of its direct owners or general partners and the respective percentage ownership interests of each. Schedule 3.2(a) also sets forth for the JV Company, the identity of each of its direct owners or general partners that is an Affiliate of Seller, and the respective percentage ownership interests of each.

(b) Except for any Permitted Encumbrances and as set forth on Schedule 3.2(b), there are (i) no authorized or outstanding subscriptions, warrants, options, convertible securities or other rights (contingent or otherwise) to purchase or otherwise acquire from the Sale Entities or the JV Company, any equity interests of or in the Sale Entities or the JV Company, (ii) no commitments on the part of the Sale Entities or the JV Company to issue shares, subscriptions, warrants, options, convertible securities, limited liability company interests, membership interests, general partnership interests, limited partnership interests or other similar rights, and (iii) no equity interests of the Sale Entities or the JV Company are reserved for issuance for any such purpose. Except for any Permitted Encumbrances and as set forth on Schedule 3.2(b), the Sale Entities and the JV Company have no obligation (contingent or other) to purchase, redeem or otherwise acquire any of their respective equity securities. Except as set forth on

Schedule 3.2(b), neither Seller nor any Sale Entity or the JV Company is a party to or bound by any Contract with respect to the voting of, that restricts the transfer of, or that provides registration rights in respect of, any shares of capital stock or other voting securities or equity interests in any Sale Entity or the JV Company.

(c) All of the Interests (i) have been or at the Closing shall be duly authorized, validly issued, fully paid and nonassessable, and (ii) are held beneficially and of record by Seller, free and clear of all Liens other than Permitted Encumbrances. To Seller’s Knowledge, no Interests were issued in violation of any applicable Laws, any Contract, arrangement or commitment to which any Sale Entity, the JV Company or Seller is a party to or bound by, or any preemptive or similar rights of any Person. Upon transfer of the Interests to Buyer at the Closing in accordance with this Agreement, Buyer will own such Interests free and clear of any Liens other than any (a) Permitted Encumbrances and (b) Liens created by or through Buyer or its Affiliates.

(d) Except, (i) as set forth on Schedule 3.2(d), (ii) with respect to any Affiliate arrangements required to be terminated pursuant to Sections 5.8(a) and (b) and (iii) with respect to any Excluded Assets, the assets owned, leased or licensed by the Sale Entities and the JV Company, together with any assets or services provided pursuant to the Transition Services Agreement, constitute all of the assets, services, properties and rights necessary and sufficient for the Sale Entities and the JV Company to operate and conduct in all material respects their respective businesses consistent with past practices and as currently conducted.

Section 3.3 Authority; Non-contravention.

(a) Seller has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Contemplated Transactions. The execution, delivery and performance of this Agreement by the Seller and the consummation by the Seller, the Sale Entities and the JV Company of the Contemplated Transactions have been duly authorized by all necessary corporate action, and no other corporate action on the part of the Seller, any Sale Entity, or the JV Company is necessary to authorize the execution, delivery and performance by the Seller, any Sale Entity, or the JV Company of this Agreement or the consummation of the transactions contemplated hereby.

(b) This Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(c) Except as set forth on Schedule 3.3(c), the execution and delivery by Seller of this Agreement and the Ancillary Agreements does not, and neither the consummation by Seller of the Contemplated Transactions nor compliance by Seller with any of the terms or provisions hereof will:

(i) conflict with or violate any terms, conditions or provisions of the Organizational Documents of Seller or any of the Sale Entities or the JV Company;

(ii) assuming that each of the consents, authorizations and approvals referred to in Section 3.4 are obtained (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 3.4 are made and any applicable waiting periods referred to therein have expired, violate in any material respect any Law applicable to Seller or any of the Sale Entities or the JV Company; or

(iii) assuming that each of the consents and notices specified in Schedule 5.2(b) is obtained or given, as applicable, result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, amendment, prepayment, redemption, acceleration or cancellation of, or any right of first refusal under, any Material Contract or result in the creation of a Lien, upon any of the properties or assets of the Sale Entities or the JV Company, other than any breach, default right or Lien that would not reasonably be expected to be material.

Section 3.4 Governmental Approvals. Except for the HSR Approval, the FCC Approval and the approvals and filings set forth on Schedule 3.4, no consents or approvals of, or filings, declarations, notices or registrations with, any Governmental Authority are necessary on the part of Seller, any Sale Entity or the JV Company for or resulting from the execution and delivery of this Agreement by Seller or the consummation by Seller of the Contemplated Transactions, other than those that are not material.

Section 3.5 Financial Statements.

(a) Seller has made available to Buyer each of the following: (i) the audited balance sheet of the Significant Subsidiary and its consolidated Subsidiaries as of December 31, 2020 and the related audited statement of income for the year ended December 31, 2020, and (ii) the unaudited balance sheet of the Significant Subsidiary and its consolidated Subsidiaries as of June 30, 2021 (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with U.S. GAAP consistently applied and fairly present, in all material respects, the financial condition of the Significant Subsidiary and its Subsidiaries as of the respective dates thereof and the results of their respective operations for the period covered thereby (subject to the absence of disclosures normally made in footnotes).

(b) None of the Sale Entities nor the JV Company has any liabilities, except for liabilities (i) reflected or reserved against on the balance sheet of the Significant Subsidiary and its Subsidiaries as of June 30, 2021 (the “Balance Sheet Date”) (including the notes thereto), (ii) incurred after the Balance Sheet Date in the ordinary course of business, (iii) as contemplated by this Agreement or otherwise arising in connection with the Contemplated Transactions or (iv) that are not material to the Sale Entities and the JV Company, taken as a whole. Except as set forth on Schedule 3.5, none of the Sale Entities has any Indebtedness.

Section 3.6 Absence of Certain Changes. Except as set forth on Schedule 3.6, from the Balance Sheet Date to the date of this Agreement, (a) except in connection with the Contemplated Transactions, the business of each Sale Entity and the JV Company has been conducted in all material respects in the ordinary course of business consistent with past practice and (b) there has not been any circumstance, development, change, event, occurrence or effect that has had or would reasonably be expected to have a Material Adverse Effect.

Section 3.7 Legal Proceedings. There is no pending or, to the Seller’s Knowledge, threatened, Claim against any of Seller, the Sale Entities, the JV Company or, to the Seller’s Knowledge, any other Affiliate of Seller, nor is there any injunction, order, judgment, ruling or decree imposed upon any of Seller, the Sale Entities, the JV Company or, to the Seller’s Knowledge, any other Affiliate of Seller, in each case, by or before any Governmental Authority, and in each case that would reasonably be expected to be material to any Sale Entity or the JV Company. No Sale Entity or the JV Company have any outstanding material Claims against any third party pending or, to the Seller’s Knowledge, threatened. To Seller’s Knowledge, without the requirement of reasonable inquiry, as of the date hereof, there are no Claims pending, threatened or contemplated against any Sale Entity or the JV Company by Seller or any of its Affiliates.

Section 3.8 Compliance With Laws; Permits.

(a) Each of the Sale Entities and the JV Company is in compliance with all Laws applicable to it in all material respects.

(b) Each of the Sale Entities and the JV Company holds, and is in compliance in all material respects with, all Permits required by Law for such entities to own, lease and operate its properties and assets and conduct its business as it is now being conducted. All such Company Permits are in full force and effect and no suspension or cancellation of any Company Permits is pending or, to the Seller’s Knowledge, threatened.

Section 3.9 Tax Matters. Except as set forth on Schedule 3.9:

(a) all Tax Returns required to be filed by, or on behalf of, each Sale Entity or the JV Company have been duly and timely filed (taking into account extensions of time for filing), and all such filed Tax Returns are correct and complete;

(b) all Taxes that have been incurred or are due or claimed to be due from, or in respect of, each Sale Entity and the JV Company by Governmental Authorities have been duly and timely paid;

(c) all withholding Tax requirements imposed on or with respect to payments by any Sale Entity and the JV Company to employees, creditors, equityholders or other Persons have been satisfied, and each Sale Entity and the JV Company has complied in all respects with all information reporting (and related withholding) and record retention requirements;

(d) no waiver or agreement for any extension of time for the assessment or payment of any Tax by any Sale Entity or the JV Company is currently in force (other than any extension or waiver entered into in the ordinary course of business);

(e) no audit or other administrative or court proceedings are pending with any Governmental Authority with respect to Taxes of any Sale Entity or the JV Company, and no written notice thereof has been received;

(f) there are no Liens for Taxes upon any asset of the Sale Entities or the JV Company other than Liens for Taxes not yet due or delinquent or which are being contested in good faith through appropriate proceedings;

(g) none of the Sale Entities or the JV Company has liability for the Taxes of any other Person (other than another Sale Entity or the JV Company), as a transferee by operation of law or Treasury Regulation Section 1.1502-6(a);

(h) none of DEI, any of the Sale Entities or the JV Company has requested or received a ruling, technical advice memorandum or similar ruling or memorandum from any Governmental Authority with respect to a Sale Entity or the JV Company that will have continuing effect after the Closing Date or has signed a closing or other agreement with any Governmental Authority that will have continuing effect on a Sale Entity after the Closing Date;

(i) none of the Sale Entities or the JV Company has been a party to any “reportable transaction” within the meaning of Section 6707A(c)(2) of the Code or Treasury Regulations Section 1.6011-4(a);

(j) none of the Sale Entities or the JV Company is a party to any Tax allocation, sharing or indemnity Contract or arrangement that will be in effect after the Closing Date (excluding (i) any Contract or arrangement solely between or among any Sale Entity or between any Sale Entity and the JV Company, and (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax);

(k) no Sale Entity that is classified as a corporation for federal tax purposes has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code);

(l) no written claim has been made by any Taxing Authority in a jurisdiction where any Sale Entity or, to Seller’s Knowledge, the JV Company does not currently file a Tax Return that it is or may be subject to any Tax or required to file any Tax Return in such jurisdiction;

(m) other than Pipeline Services, Questar Southern Trails Pipeline Company and Questar Energy Services, Inc., which are, and have been since formation, properly classified as corporations for federal tax purposes, each Sale Company and the JV Company is, and has been since January 1, 2021, properly classified as a partnership or disregarded entity for federal income tax purposes;

(n) no Sale Entity or the JV Company has elected to defer any Taxes pursuant to any Pandemic Response Law; and

(o) the JV Company has made an election under Section 754 of the Code.

This Section 3.9 constitutes the sole and exclusive representations and warranties of Seller regarding Tax matters. Notwithstanding anything to the contrary in this Agreement and other than the representations and warranties contained in Section 3.9(j), Section 3.9(m) and Section 3.9(o), the representations and warranties in respect of Taxes shall be limited to Taxes attributable to Tax periods (or portions thereof) ending on or before the Closing Date and shall in no event (i) provide support for claims relating to taxable periods or portions thereof beginning on or after the Closing Date or (ii) include the existence, amount or usability of any Tax attributes of any Sale Entity or the JV Company for Tax periods (or portions thereof) beginning after the Closing Date (such as net operating losses, capital loss carry forwards, tax credit carryforwards, asset bases, research and development credits and depreciation periods).

Section 3.10 ERISA.

(a) Schedule 3.10(a) lists all of the employee benefit plans and programs, including, without limitation: (i) all retirement, savings, pension, profit-sharing, supplemental employment benefit or post-employment or retirement benefit plans; (ii) all health, welfare, fringe benefit, severance or termination pay, insurance, disability, death, and other employee welfare plans; (iii) all employment, incentive, deferred compensation, stock purchase, stock option, restricted stock, phantom or other stock based award, employee loan, retention, change in control, vacation and other similar plans; and (iv) all other “employee benefit plans” (within the meaning of Section 3(3) of ERISA), whether or not subject to ERISA and whether covering one person or more than one person, that are established, sponsored, maintained or contributed to by Seller, any Sale Entity or any of their respective ERISA Affiliates with respect to Company Employees or to which Seller, any Sale Entity or any of their respective ERISA Affiliates has any direct or indirect liability with respect to any Company Employees (hereafter “Employee Plans”). With respect to each material Employee Plan, Seller has made available to Buyer, as applicable all plan documents and all amendments thereto.

(b) All Employee Plans have been operated and administered in all material respects in accordance with their terms, all applicable Laws, including ERISA, the Code and, as applicable, the Pregnancy Discrimination Act of 1978, the Age Discrimination in Employment Act, as amended, the Family and Medical Leave Act of 1993, and the Health Insurance Portability and Accountability Act.

(c) All Employee Plans contributed to by a Sale Entity or any ERISA Affiliate intended to be qualified under Section 401 of the Code have filed for or received favorable determination letters with respect to such qualified status from the Internal Revenue Service. The determination letter for each such Employee Plan remains in effect, and, to Seller’s Knowledge, any amendment made, or event relating to such an Employee Plan subsequent to the date of such determination letter, has not materially and adversely affected the qualified status of the Employee Plan.

(d) No Employee Plan that is subject to Title IV of ERISA (a “Title IV Plan”) or Section 430 of the Code is considered “at-risk”, within the meaning of Section 430(i)(4) of the Code, and to Seller’s Knowledge, no condition exists which would be expected to result in an Employee Plan becoming “at-risk” as of the last day of the current plan year of any Title IV Plan or other Employee Plan subject to Section 430 of the Code. The PBGC has not instituted proceedings to terminate any Title IV Plan, and no other event or condition has occurred which might constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Title IV Plan.

(e) Except as set forth on Schedule 3.10(e), no Employee Plan currently or ever in the past six (6) years maintained, sponsored, contributed to or required to be contributed to by Seller, the Sale Entities or any of their respective current or former ERISA Affiliates is, or ever in the past six (6) years was (i) a Multiemployer Plan, (ii) a plan subject to Title IV of ERISA or Section 412 of the Code, (iii) a multiple employer plan (within the meaning of Section 413(c) of the Code), (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA). Except as set forth on Schedule 3.10(e), none of Seller, the Sale Entities or any of their respective ERISA Affiliates has any obligation or liability to provide, whether under an Employee Plan or otherwise, post-termination or post-retirement life, health or welfare benefits to any Company Employee (other than as required under Section 4980B of the Code or other similar applicable Law).

(f) Except as set forth on Schedule 3.10(f), the execution of this Agreement or the consummation of the Contemplated Transactions (alone or in conjunction with any other event, including any termination of employment on or following Closing), shall not (i) entitle any current or former director, officer, employee or independent contractor of any Sale Entity or any Company Employee to any compensation or benefit, including any material bonus, retention, severance, retirement or job security payment or benefit, or (ii) accelerate the time of payment or vesting, or materially increase the amount payable or trigger any payment or funding, of any compensation or benefits, or trigger any other obligation, (iii) result in the payment of any amount that would not be deductible under Section 280G of the Code, or (iv) limit or restrict any right to merge, materially amend or terminate any Employee Plan maintained by the Sale Entities. Except as set forth on Schedule 3.10(f), neither Seller nor any Sale Entity has any obligation to gross up, indemnify or otherwise reimburse any current or former Company Employee for any Tax incurred by such Company Employee, including under Sections 409A or 4999 of the Code.

(g) No compensation has been or would reasonably be expected to be includable in the gross income of any Company Employee or other service provider under or by the operation of Section 409A or Section 457A of the Code. Each Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code (if any) has been, at all relevant times, operated and maintained, in all material respects, in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder, such that no Taxes or interest will be due and owing in respect of such Employee Plan failing to be in compliance therewith.

Section 3.11 Environmental Matters.

(a) (i) Each Sale Entity and the JV Company is in material compliance with applicable Environmental Laws, (ii) no Sale Entity nor the JV Company has Released any Hazardous Substances at any properties owned by it that are currently not in material compliance with applicable Environmental Laws, (iii) no Sale Entity nor the JV Company has received in the last five (5) years any written notices of any material violation of Environmental Laws relating to its operations or properties that are not fully resolved, and (iv) there are no Actions or investigations pending or, to Seller’s Knowledge, threatened against any Sale Entity or the JV Company relating to its non-compliance with or liability under, applicable Environmental Laws.

(b) Except as set forth on Schedule 3.11(b), each Sale Entity and the JV Company has all material Permits required under applicable Environmental Laws (the “Environmental Permits”) to own, lease, and operate its properties and assets and to conduct its business as currently conducted.

(c) Except as set forth on Schedule 3.11(c), and except as would not reasonably be expected to be material, with respect to each Sale Entity and the JV Company (i) each Environmental Permit is in full force and effect in accordance with its terms, (ii) no outstanding written notice of revocation, cancellation or termination of any Environmental Permit has been received by Seller, and Sale Entity or the JV Company, (iii) there are no Actions pending or, to Seller’s Knowledge, threatened that seek the revocation, cancellation or termination of any Environmental Permit, and (iv) each Sale Entity and the JV Company is in compliance with all applicable Environmental Permits.

(d) Seller has provided or otherwise made available to Buyer any and all material environmental reports, studies, audits, sampling data and site assessments with respect to the Sale Entities and the JV Company for the past five (5) years or that are otherwise material to the Sale Entities and the JV Company, taken as whole.

Section 3.12 Intellectual Property. (a) (i) The Sale Entities and the JV Company are the sole and exclusive owners of all material Owned IP, free and clear of all Liens, and have valid and enforceable rights to use all other material Intellectual Property used in their respective businesses as currently conducted, (ii) the conduct of the businesses of the Sale Entities and the JV Company as currently conducted does not infringe or otherwise violate any Person’s Intellectual Property and (iii) there is no claim of such infringement or other violation pending, or to Seller’s Knowledge, threatened in writing, against the Sale Entities; (b) (i) to Seller’s Knowledge, no Person is infringing or otherwise violating any Intellectual Property owned by the Sale Entities and (ii) to Seller’s Knowledge, no Claims of such infringement or other violation are pending or threatened in writing against any Person by the Sale Entities; and (c) all material computer systems, servers, network equipment and other hardware used by the Sale Entities and the JV Company for their respective businesses, taken as a whole, are adequate and sufficient in all material respects (including with respect to working condition and capacity) for the normal conduct of such businesses.

Section 3.13 Material Contracts.

(a) Each Material Contract is set forth on Schedule 3.13. Except as set forth on Schedule 3.13, none of the Sale Entities nor the JV Company is party to any Material Contract.

(b) Each Material Contract is valid and binding on the Sale Entity or JV Company that is a party thereto, as applicable, and to Seller’s Knowledge, each other party thereto, and is in full force and effect and enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), except where the failure to be valid, binding, enforceable and in full force and effect, would not reasonably be expected to be material. The Sale Entities and the JV Company, and, to Seller’s Knowledge, any other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where such noncompliance would not reasonably be expected to be material. In the past three years, no Sale Entity nor the JV Company has received any written notice of material breach, violation, default, suspension, modification, cancellation, revocation, removal, withdrawal or disallowance of payment under or with respect to any Material Contract.

(c) No Sale Entity is a party to any Contract that contains a “most favored nations” or similar provision providing for a guaranty of preferential treatment to a third party, in each case that would reasonably be expected to be material to the Sale Entities and the JV Company, taken as a whole.

(d) No Sale Entity is a party to any Contract entered into outside the ordinary course of business that contains continuing material indemnification obligations to any third party that may obligate (pursuant to the terms thereof) the relevant entity to indemnify amounts in excess of $5,000,000.

Section 3.14 Labor.

(a) No employee of any Sale Entity or the JV Company is represented by any union or covered by any collective bargaining agreement. No labor organization or group of employees of any Sale Entity or the JV Company has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Seller’s Knowledge, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations Governmental Authority. There is no pending or, to the Seller’s Knowledge, threatened labor strike, labor disturbance, dispute, work slowdown or stoppage or lockout against, involving or affecting any Sale Entity or the JV Company.

(b) (i) Each Sale Entity and the JV Company is in compliance, and for the past three (3) years has been in compliance in all material respects with all federal, state or other applicable Laws respecting employment of employees and engagement of independent contractors, including (but not limited to) employment practices, collective bargaining agreements, work accidents insurance, work compensation funds, social security and health and safety obligations, terms and conditions of employment, termination of employment, discrimination, wages, wage protection, pay slips, notices to employees, prevention of sexual harassment, moral harassment, worker classification, enforcement of labor laws, hours of work, overtime and overtime payment, working during rest days, yearly vacation periods, privacy issues, fringe benefits, employee and independent contractor safety and wages and hours, Title VII of the Civil Rights Act of 1964, the Equal Pay Act of 1967, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act, the Fair Labor Standards Act and the Occupational Safety and Health Act, and any applicable state or local laws, in each case including the related rules and regulations adopted by the Governmental Authority responsible for the administration of such Laws, and no Sale Entity nor the JV Company has received any written notice of, and is not engaged in, any unfair labor practice (ii) as of the date hereof there are no, and for the past three (3) years have been no, material Claims against any Sale Entity or the JV Company, or to Seller’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitral tribunal in connection with the hiring, employment, engagement, or termination of any current or former employee, independent contractor, or applicant, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, wage and hour claims, equal pay or any other employment related matter arising under applicable Laws. For the past three (3) years, each Sale Entity and the JV Company (i) has withheld, paid and reported all amounts required by Law or by Contract to be withheld, paid and reported with respect to compensation, wages, salaries and other payments to employees or independent contractors; (ii) is not liable for any arrears of wages, any Taxes, any social security obligations imposed by applicable Laws, work accidents insurance or work compensation funds obligations, or any penalty for failure to comply with any Law; and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, social security or any other applicable social insurance, or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business). No Sale Entity nor the JV Company has received any notice of intent by any Governmental Authority responsible for the enforcement of labor or employment Laws (including Laws relating to workplace safety and health, wage and hour, and immigration) to conduct an investigation or audit relating to any Sale Entity or the JV Company and, to the Knowledge of the Seller, no such investigation is in progress. Each Sale Entity and the JV Company has properly classified all employees classified as exempt under the Fair Labor Standards Act or applicable state or local law from overtime and all persons classified as independent contractors.

(c) To Seller’s Knowledge, no executive or officer of any Sale Entity or the JV Company has provided notice to terminate employment with any such entity within the six (6) months following the date of this Agreement.

(d) Within the three (3) years prior to the date of this Agreement, (i) there has not been any allegation of sexual harassment or sexual misconduct brought against any current or former employee of any Sale Entity or the JV Company and (ii) to the Knowledge of the Seller, no event has occurred that would serve as a reasonable basis for any such allegation of sexual harassment or sexual misconduct. Neither Seller nor any Sale Entity or the JV Company has entered into any settlement agreement related to allegations or threatened allegations of sexual harassment or sexual misconduct by any current or former employee or independent contractor of any Sale Entity or the JV Company. To the extent required by applicable Law, each Sale Entity and the JV Company has established and distributed to all employees a policy against harassment, discrimination, and retaliation, has implemented complaint procedures, and has required all managers and employees to undergo anti-harassment training.

(e) Within the past three (3) years, no Sale Entity nor the JV Company has implemented any plant closing or layoff of employees that could implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state, or local law, regulation, or ordinance (collectively, the “WARN Act”). Within ninety (90) days preceding the date hereof, no employee of any Sale Entity or the JV Company has suffered an “employment loss” with any such entity, as such term is defined in the WARN ACT.

(f) Each Sale Entity and the JV Company is in compliance in all material respects with all Laws related to any public health emergency (including but not limited to COVID-19) with respect to employees and independent contractors applicable to any location in which such Sale Entities or the JV Company operates. None of Seller, any Sale Entity, or the JV Company has received any complaint or concern from any employee or independent contractor alleging that any such entity is not in material compliance with workplace Laws related to any public health emergency or failed to provide a safe working environment, appropriate equipment or accommodation in relation to any public health emergency. Except as set forth in Schedule 3.14(f), no Sale Entity nor the JV Company adopted any changes in employment terms due to COVID-19.

(g) Each Sale Entity and the JV Company has in its files valid and properly completed copies of Forms I-9 for each employee with respect to whom that form is required. All current employees of each Sale Entity and the JV Company who work in the United States are legally authorized to work in the United States.

Section 3.15 Brokers and Other Advisors; No Transaction Expenses. Except for any fees which will be paid by Seller, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee, in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Seller. No Sale Entity nor the JV Company is or will be responsible for any fees, charges and expenses payable or to become payable (whether accrued or unaccrued) in connection with this Agreement or the Contemplated Transactions incurred or originating prior to Closing.

Section 3.16 Insurance. All material insurance policies in force as of the date of this Agreement for the benefit of the Sale Entities and the JV Company are in full force and effect and no Sale Entity or the JV Company (or Seller or its Affiliates) is in material breach of or material default under any of such insurance policies. To Seller’s Knowledge, no notice of cancellation has been given with respect to any such policy.

Section 3.17 Real Property.

(a) Subject to enforceability, bankruptcy, insolvency and other Law of general applicability relating to or affecting creditors’ rights and to general equity principles, each lease, sublease and similar agreement under which a Sale Entity or the JV Company is the tenant, subtenant or occupant (each, a “Company Real Property Lease”) with respect to material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by any Sale Entity or the JV Company (collectively, including the improvements thereon, the “Company Leased Real Property”) is valid and binding on such Sale Entity or the JV Company party thereto, and, to the Seller’s Knowledge, each other party thereto, and is in full force and effect. There is no uncured material default of any material provision of any Company Real Property Lease by such Sale Entity or the JV Company or, to the Knowledge of the Seller, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would reasonably be expected to constitute a default thereunder by such Sale Entity or the JV Company or, to the Knowledge of the Seller, by any other party thereto, in each case except for such defaults and events that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Sale Entities or the JV Company, as applicable, have good and valid title to all material real property currently owned or purported to be owned by such entities (collectively, “Company Owned Real Property”) free and clear of all Liens (other than Permitted Encumbrances), except where absence of good and valid title or any such Lien has not had and would not reasonably be expected to be material. Each Sale Entity and the JV Company, as applicable, has such consents, easements, rights-of-way, permits and licenses with respect to any real property (collectively, “Rights-of-Way”) as are sufficient to conduct its business as currently conducted, except for such Rights-of-Way the absence of which has not had and would not reasonably be expected to be material. All pipelines owned or operated by Sale Entities or the JV Company are subject to Rights-of-Way, there are no material encroachments or encumbrances or other Rights-of-Way that affect the use thereof as currently used and there are no gaps in the Rights-of-Way that are material for such pipelines.

(c) Each Sale Entity and the JV Company have sufficient rights with respect to their Company Leased Real Property and Company Owned Real Property and under their Rights-of-Way to conduct their businesses as currently conducted.

Section 3.18 Regulatory Matters. All material filings required to be made by the Sale Entities and the JV Company since January 1, 2017 with the Federal Energy Regulatory Commission have been made, including all forms, notices, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied in all material respects, as of their respective dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder.

Section 3.19 Privacy and Data Security.

(a) Each Sale Entity and the JV Company has at all times since January 1, 2018 collected, stored, maintained, used, shared and processed Personal Data in accordance with all Data Privacy Legal Requirements in all material respects.

(b) No Sale Entity nor the JV Company has suffered any security breach of its IT Systems that has caused any material loss of data, disruption or damage to their operations. No Sale Entity nor the JV Company has experienced any security breaches of Personal Data or IT Systems that required or would require law enforcement or Governmental Authority notification or any remedial action under applicable Law or any Data Privacy Legal Requirement. Since January 1, 2018, there has been no material unauthorized access to, or other misuse of, Personal Data or IT Systems. There are no pending or expected claims, actions, fines, or other penalties facing the any Sale Entity or the JV Company in connection with any of the foregoing.

(c) The Sale Entities and the JV Company have security, back-ups, disaster recovery arrangements, and administrative, physical, and technical safeguards in place that are reasonably appropriate for companies in the business in which the Sale Entities and the JV Company is engaged. Without limitation, the Sale Entities and the JV Company implement security patches and upgrades in a commercially reasonable manner to maintain the security of their respective IT Systems.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller, as of the date hereof and as of the Closing Date, as follows:

Section 4.1 Organization, Standing and Corporate Power. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of Delaware. Buyer has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Buyer is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.2 Authority; Non-contravention.

(a) Buyer has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Contemplated Transactions. The execution and delivery of and performance by Buyer under this Agreement, and the consummation by Buyer of the Contemplated Transactions, have been duly authorized and approved by all necessary corporate action by Buyer, and no other corporate action on the part of Buyer is necessary to authorize the execution and delivery of and performance by Buyer under this Agreement and the consummation by Buyer of the Contemplated Transactions. This Agreement has been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery hereof by Seller, constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the Bankruptcy and Equity Exception. No vote or approval of the holders of any class or series of capital stock of Buyer is necessary to adopt or approve this Agreement and the Contemplated Transactions.

(b) The execution and delivery of this Agreement by Buyer does not and neither the consummation by Buyer of the Contemplated Transactions, nor compliance by Buyer with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Organizational Documents of Buyer, in each case as amended to the date of this Agreement or (ii) assuming that each of the consents, authorizations and approvals referred to in Section 4.2(b) (and any condition precedent to any such consent, authorization or approval has been satisfied) is obtained or given, as applicable, and each of the filings referred to in Section 4.2(b) are made and any applicable waiting periods referred to therein have expired, violate in any material respect any Law applicable to Buyer or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, any material Contract to which Buyer is a party.

Section 4.3 Governmental Approvals. Except for the HSR Approval and the FCC Approval, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Buyer and the consummation by Buyer of the Contemplated Transactions, other than as would not reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.4 Brokers and Other Advisors. Except for any fees which will be paid by Buyer, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee, in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Buyer.

Section 4.5 Sufficient Funds. Buyer shall have available on the Closing Date sufficient cash and cash equivalents and other sources of immediately available funds to deliver the Purchase Price and make the payments required under Article II, and any other amounts incurred or otherwise payable by Buyer in connection with the Contemplated Transactions, and there is no restriction on the use of such cash for such purposes. Buyer will have the financial resources and capabilities to fully perform its obligations under this Agreement on the Closing Date. Buyer acknowledges and agrees that its obligations hereunder are not subject to any conditions regarding Buyer’s ability to obtain financing for the consummation of the Contemplated Transactions.

Section 4.6 Legal Proceedings. There is no pending or, to the knowledge of Buyer, threatened, claim against Buyer or any of its Affiliates, nor is there any injunction, order, judgment, ruling or decree imposed upon Buyer or any of its Affiliates, in each case, by or before any Governmental Authority, that would reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.7 No Conflicting Contracts. To Buyer’s knowledge, neither Buyer nor any of its Affiliates is a party to any Contract to build, develop, acquire or operate any asset, or otherwise owns assets or is engaged in a business, that would reasonably be expected to hinder or cause a delay in any Governmental Authority’s granting of any of the consents, authorizations or approvals that are listed on Schedule 3.4, the FCC Approval or the HSR Approval.

Section 4.8 Commitment Letters. Buyer has provided to Seller a true, correct and complete copy of the Debt Financing Commitment. The Debt Financing Commitment has been duly authorized and executed by Buyer and, to the knowledge of Buyer, the other parties thereto. The obligations by the Debt Lenders to fund the commitments under the Debt Financing Commitment are not subject to any condition that is not set forth expressly in the Debt Financing Commitment. The Debt Financing Commitment has not been amended or modified in any material respect except as permitted by Section 5.13(c) and the commitments contained in the Debt Financing Commitment have not been withdrawn or rescinded. The Debt Financing Commitment is in full force and effect. The Debt Financing Commitment constitutes, and at the Closing will constitute, the legal, valid and binding obligation of Buyer and, to the knowledge of Buyer, the other counterparties thereto, enforceable by Buyer against each such other counterparty in accordance with its terms, expect as enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or similar Laws now or hereafter in effect relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or law).

Section 4.9 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Sale Entities and the JV Company by Buyer, Buyer has received and may continue to receive from Seller certain estimates, projections, forecasts and other forward-looking information, as well as certain business plans and cost-related plan information, regarding the Sale Entities and the JV Company and their respective businesses and operations. Buyer hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information. Accordingly, Buyer hereby acknowledges that neither Seller, nor any of its shareholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, has made or is making any representation or warranty or has or shall have any liability (whether pursuant to this

Agreement, in tort or otherwise) with respect to such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), in the absence of fraud.

ARTICLE V

ACCESS; ADDITIONAL AGREEMENTS

Section 5.1 Access to Information; Continuing Disclosure. From the Effective Date until the Closing and subject to legal or regulatory requirements, including under Antitrust Laws, Seller and Buyer shall cooperate in good faith in developing a mutually acceptable transition plan, which shall include: (i) reasonable access by Buyer and its representatives, at reasonable times and upon reasonable prior notice (but in no event less than five (5) Business Days’ prior written notice) during normal business hours, to the properties of the Sale Entities and JV Company (to the extent Seller can cause the JV Company to comply), the books and records of the Sale Entities, and to the officers and employees of Seller and its Affiliates who have significant responsibility for any of the Sale Entities, but only to the extent that such access does not unreasonably interfere with the business of Seller or any of its Affiliates, provided, however, that Seller shall have the right to (A) have a Seller representative(s) present with Buyer and its representatives at all times that Buyer and its representatives are on any such properties, and (B) impose reasonable restrictions and requirements on such access as necessary for safety and security purposes; and (ii) the furnishing of financial and operating data and other information reasonably requested by Buyer. Promptly upon completion of any such access by Buyer and its representatives, Buyer shall repair any damage caused by Buyer or its representatives, and indemnify and hold harmless Seller, the Sale Entities and any of their Affiliates for any Adverse Consequences incurred by Seller, the Sale Entities or any of their Affiliates caused by Buyer or its representatives during such access, including any property damage or personal injury. Notwithstanding anything herein to the contrary, Seller and the Sale Entities shall not be required to (i) take any action that would constitute a waiver of the attorney-client privilege, or (ii) furnish any information that Seller, the Sale Entities or any of their Affiliates, are under a legal obligation not to disclose. All information furnished by or on behalf of Seller or the Sale Entities hereunder shall be subject to the terms of the Confidentiality Agreement dated as of July 6, 2021 between DEI and Buyer (the “Confidentiality Agreement”). Notwithstanding anything to the contrary in this Section 5.1 or the Confidentiality Agreement, Seller shall be permitted to disclose this Agreement and any related information to any Governmental Authority, including the Internal Revenue Service.

Section 5.2 Approvals and Other Actions.

(a) Regulatory Approvals, Litigation and Other Actions.

(i) Subject to the terms and conditions of this Agreement, Seller, on the one hand, and Buyer, on the other hand, shall each use their respective reasonable best efforts to (i) cause the Contemplated Transactions to be consummated as soon as practicable, (ii) make promptly, but in no event later than ten (10) Business Days following the Effective Date, any required submissions and filings under applicable Antitrust Laws or to Governmental

Authorities with respect to the Contemplated Transactions (iii) promptly furnish information required in connection with such submissions and filing to such Governmental Authorities or under such Antitrust Laws, (iv) keep the other Party reasonably informed with respect to the status of any such submissions and filings to such Governmental Authorities or under Antitrust Laws, including with respect to: (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under Antitrust Laws or other applicable Laws, and (D) the nature and status of any objections raised or proposed or threatened to be raised under Antitrust Laws or other applicable Laws with respect to the Contemplated Transactions and (v) obtain all actions or non-actions, approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Authority necessary to consummate the Contemplated Transactions as soon as practicable.

(ii) In furtherance and not in limitation of the foregoing: (i) each Party agrees to (A) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Contemplated Transactions as promptly as reasonably practicable following the Effective Date, but in no event later than ten (10) Business Days following the Effective Date (B) supply as soon as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and (C) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.2(a) necessary to obtain the HSR Approval, and (ii) each Party agrees to (A) make or cause to be made the appropriate filings as soon as practicable with the FCC relating to the Contemplated Transactions, but in no event later than ten (10) Business Days following the Effective Date, (B) supply as soon as practical any additional information and documentary material that may be required or requested by the FCC and (C) use its reasonable best efforts to take or cause to be taken all other actions consistent with this Section 5.2(a) as necessary to obtain the FCC Approval.

(iii) Seller and Buyer shall, subject to applicable Law relating to the exchange of information: (i) promptly notify the other Party of (and if in writing, furnish the other Party with copies of) any communication to such Party from a Governmental Authority regarding the filings and submissions described in this Section 5.2(a) and permit the other Party to review and discuss in advance (and to consider in good faith any comments made by the other Party in relation to) any proposed written response to any communication from a Governmental Authority regarding the filings and submissions described in this Section 5.2(a), (ii) keep the other Party reasonably informed of any developments, meetings or discussions with any Governmental Authority in respect of any filings, investigation, or inquiry concerning the Contemplated Transactions and (iii) not independently participate in any meeting or discussion with a Governmental Authority in respect of any filings, investigation or inquiry concerning the Contemplated Transactions without giving the other Party prior notice of such meeting or discussion and, unless prohibited by such Governmental Authority, the opportunity to attend or participate; provided, that the Parties shall be permitted to redact any correspondence, filing, submission or communication to the extent such correspondence, filing, submission or communication contains competitively or commercially sensitive information, including information relating to the valuation of the Contemplated Transactions. Subject to applicable Law relating to the exchange of information, Buyer and Seller shall jointly discuss and consider in good faith the opinions of the other Party in determining strategy with respect to all matters with any Governmental Authority relating to the Contemplated Transactions. Each Party, to the extent practicable, shall have the opportunity to review in advance of submission any material communication, filing, application, notification or document to be made by or submitted by the other Party to any Governmental Authority under or relating to the Contemplated Transactions and consider in good faith the opinions and any comments made by the other Party. Notwithstanding anything herein to the contrary, in the event that the Buyer and Seller are unable to agree, after good faith negotiations for a four consecutive calendar day period, on strategy or similar matters with respect to clearing the Contemplated Transactions with any Governmental Authority, then one Party may notify the other Party, in writing (a “Regulatory Resolution Notice”), of its desire to elect the Regulatory Resolution Process.

(iv) In furtherance and not in limitation of the foregoing, but subject to the other terms and conditions of this Section 5.2(a), Buyer agrees to take, or cause its Affiliates to take, promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under Antitrust Laws or other applicable Laws that may be required by any Governmental Authority, including committing to and effecting, by consent decree, hold separate orders, trust, or otherwise, (A) the sale, license, holding separate or other disposition of assets or businesses of Buyer or any of its Affiliates and Subsidiaries, including the Sale Entities upon or after Closing; (B) the termination, relinquishment, modification, or waiver of existing relationships, ventures, contractual rights, obligations or other arrangements of Buyer or any of its Affiliates and Subsidiaries, including the Sale Entities upon or after Closing; and (C) the creation of any relationships, ventures, contractual rights, obligations or other arrangements of Buyer or any of its Affiliates and Subsidiaries, including the Sale Entities upon or after Closing (each, a “Remedial Action”), in each case, to the extent that such Remedial Action is conditioned upon, and becomes effective only from and after, the Closing. To the extent any proposed Remedial Action by a Governmental Authority would reasonably be expected to have a material adverse effect on the Sale Entities and the JV Company, taken as a whole, or on Buyer and its Affiliates taken as a whole, and negotiation or litigation have a reasonable likelihood of success to resolve concerns raised by a Governmental Authority under Antitrust Laws by May 31, 2022, then Buyer shall be permitted to pursue such negotiations or litigation until May 31, 2022 so long as Buyer is diligently pursuing such resolution.

(v) In furtherance and not in limitation of the foregoing, but subject to the other terms and conditions of this Section 5.2(a), in the event that any litigation or other administrative or judicial action or proceeding is commenced, threatened or is reasonably foreseeable challenging any of the Contemplated Transactions and such litigation, action or proceeding seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of the Contemplated Transactions, Buyer shall use reasonable best efforts to take any and all action, including a Remedial Action, to resolve any such litigation, action or proceeding as promptly as practicable. In addition, the Parties shall cooperate with each other and use their respective reasonable best efforts to contest, defend and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any ruling, decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays, interferes with or restricts consummation of the Contemplated Transactions as promptly as practicable.

(vi) From the Effective Date until the earlier of the Closing Date and the date this Agreement is terminated pursuant to Article IX, Buyer shall not, and shall not permit any of its Affiliates and Subsidiaries to, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition, would reasonably be expected to materially increase the risk of not obtaining any applicable clearance, consent, approval or waiver under Antitrust Laws or other applicable Laws with respect to the Contemplated Transactions, or would reasonably be expected to materially prevent or prohibit or impede, interfere with or delay obtaining any applicable clearance, consent, approval or waiver under Antitrust Laws or other applicable laws with respect to the Contemplated Transactions.

(vii) Notwithstanding anything contained herein to the contrary, neither Seller nor its Affiliates shall under any circumstance be required in connection with this Agreement or the Contemplated Transactions to offer, accept, agree, commit to agree or consent to, any material undertaking, term, condition, liability, obligation, commitment, sanction or other measure; provided, however, that the foregoing shall not apply to the Sale Entities so long as any required material undertaking, term, condition, liability, obligation, commitment, sanction or other measure is conditioned upon, and effective on or after, the Closing.

(viii) Buyer shall promptly notify Seller and Seller shall notify Buyer of any notice or other communication from any Governmental Authority alleging that such Governmental Authority’s consent is or may be required in connection with or as a condition of the Contemplated Transactions.

(b) Third Party Consents.

(i) As promptly as practicable, but in no event later than thirty (30) days after the Effective Date, the Parties, as applicable, shall make, deliver or file all other notices, requests, filings, applications, registrations, consents and authorizations listed on Schedule 5.2(b).

(ii) In fulfilling their obligations pursuant to this Section 5.2(b), the Parties shall cooperate in good faith with each other and use Reasonable Efforts to obtain all necessary consents, approvals and authorizations of all third Persons, in the case of each of the foregoing clauses necessary to consummate the Contemplated Transactions.

(c) Subject to the additional provisions set forth on Schedule 5.2(c), Seller agrees that between the Effective Date and the earlier of the Closing and the Termination Date, Seller shall (A) not, and shall take all action necessary to ensure that none of Sale Entities nor the Seller’s and the Sale Entities’ directors, and officers and controlled affiliates (the “Seller Controlled Affiliates”) shall and (B) shall use its reasonable best efforts to ensure that none of the Sale Entities and their Representatives and Affiliates that are not Seller Controlled Affiliates shall , directly or indirectly: (a) solicit, initiate, encourage or accept any other proposals or offers from any Person (x) relating to any direct or indirect acquisition or purchase of all or any portion of the capital stock or other equity or ownership interest of any Sale Entity or the JV Company or any material assets of any Sale Entity or the JV Company, other than inventory to be sold in the ordinary course of business consistent with past practice or as permitted pursuant to Section 5.4(a), (y) to enter into any sale, transfer, exclusive license, merger, consolidation or other business combination relating to any Sale Entity or the JV Company or (z) to enter into a recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to any Sale Entity or the JV Company; or (b) participate in any discussions, negotiations or other communications regarding, or furnish to any other Person any non-public information with respect to, or otherwise cooperate, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing.

Section 5.3 Certain Tax Matters.

(a) All Transfer Taxes incurred in connection with this Agreement and the Contemplated Transactions shall be borne one-half (1/2) by Buyer and one-half (1/2) by Seller. Buyer shall file, to the extent required by applicable Tax Laws, all necessary Tax Returns and other documentation with respect to all such Transfer Taxes. To the extent required by applicable Tax Laws, Seller or any of its Affiliates will join in the execution of any such Tax Returns or other documentation. The party not making that payment of Transfer Taxes to the Governmental Authority shall pay its share of such Transfer Taxes within five (5) days after demand therefor (which demand may be made before the payment of Taxes to a Governmental Authority) by the paying party.

(b) Any Tax Return to be prepared pursuant to the provisions of this Section 5.3(b) shall be prepared in a manner consistent with practices followed in prior years with respect to similar Tax Returns, except for changes required by changes in applicable Tax Laws or changes in fact (including the Section 338(h)(10) Election). Buyer shall not, and shall not cause or permit the Sale Entities or any of Buyer’s

Affiliates to, (i) amend, refile or otherwise modify any Tax Return with respect to any of the Sale Entities for any Tax period or portion thereof ending on or prior to the Closing Date, or (ii) enter into any closing agreement, settle any Tax claim or assessment relating to any Sale Entity, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, in the case of each of the foregoing, to the extent relating to any Sale Entity for any Pre-Closing Tax Period, without obtaining the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that Buyer’s obligation with respect to Tax refunds shall be subject to the proviso set out in Section 5.3(f). The following provisions shall govern the allocation of responsibility as between the Parties for certain Tax matters following the Closing Date:

(i) Seller shall prepare or cause to be prepared and file or cause to be filed all Income Tax Returns and all Non-Income Tax Returns for any of the Sale Entities for all Pre-Closing Tax Periods regardless of when they are to be filed. With respect to Non-Income Tax Returns filed after the Closing Date, Seller shall deliver to Buyer for its review and comment a copy of such Non-Income Tax Returns for its review at least fifteen (15) days before the date on which such Tax Return is required to be filed, or as soon as reasonably possible if the Tax Return is required to be filed within ninety (90) days following the Closing Date. Seller shall reasonably consider any comments provided by Buyer. Notwithstanding the foregoing, in the event Seller and Buyer disagree with respect to any Non-Income Tax Return prepared by Seller pursuant to this Section 5.3(b)(i), Seller may file such Non-Income Tax Return reflecting the position Seller determines, in its sole discretion, to be appropriate unless a different position is required by applicable Law. Except as otherwise provided in this Section 5.3 (including, for the avoidance of doubt, Section 5.3(b)(iii)), Seller shall pay, or cause to be paid on each of the Sale Entities’ behalf, the Taxes payable by each of the Sale Entities with respect to all Pre-Closing Tax Periods, except to the extent of (A) the amount of any Taxes taken into account in the calculation of the Post-Closing Payment Amount, (B) any Taxes that became due as any breach of any covenant, representation, warranty, undertaking or other obligation imposed on Buyer or its Affiliates pursuant to this Agreement (including, for this purpose, any of the Sale Entities) on or after the Closing Date and (C) the portion of any Transfer Taxes for which Seller is not responsible pursuant to Section 5.3(a), and if Seller pays Taxes described in clause (A), (B) or (C) on behalf of the Sale Entities or Buyer, the Sale Entities or Buyer shall reimburse Seller therefor within fifteen (15) days after the date on which the Taxes are paid. Notwithstanding any provision in this Agreement to the contrary, Seller shall have sole discretion and control over any and all Income Tax Returns required to be filed by or in respect of a Sale Entity for a taxable period or portion thereof ending on or prior to the Closing Date.

(ii) Buyer shall prepare or cause to be prepared and file or cause to be filed any Non-Income Tax Returns of the Sale Entities for Tax periods that begin before or on the Closing Date and end after the Closing Date (a “Straddle Period”). Buyer shall deliver to Seller Tax Returns pertaining to the Straddle Period for Seller’s review at least fifteen (15) days before the date on which such

Tax Return is required to be filed, or as soon as reasonably possible if the Tax Return is required to be filed within ninety (90) days following the Closing Date. Seller shall review such Tax Returns within ten (10) days after the delivery of such Tax Returns. Seller will be deemed to have approved such Tax Returns as prepared by Buyer if they fail to submit comments within such ten (10) day review period. If Seller delivers comments to Buyer within such ten (10) day review period, Buyer and Seller shall use good faith efforts to resolve any dispute in connection with such comments. In the event Buyer and Seller are unable to agree on any such revisions within ten (10) days after Seller provides its comments, Buyer and Seller shall engage the Independent Auditor to resolve the matter, and the Independent Auditor’s determination shall be final and binding on the Parties. The Independent Auditor shall resolve the dispute within twenty (20) days after the item has been referred to it. Notwithstanding anything to the contrary in this Section 5.3(b)(ii), Buyer shall be entitled to file on behalf of the Sale Entities, or cause to be filed, the applicable Tax Return without having incorporated Seller’s proposed changes if necessary to avoid a late filing of such Tax Return. If the Independent Auditor’s resolution of the dispute necessitates the amendment of a Tax Return filed in accordance with the previous sentence, then Buyer shall cause an amended Tax Return to be filed that reflects such resolution. The fees and expenses of the Independent Auditor shall be borne by each Party in the percentage inversely proportionate to the percentage of the total items submitted for dispute that are resolved in such Party’s favor.

(iii) Seller shall pay, or cause to be paid, to Buyer within fifteen (15) days after the date on which Taxes are paid with respect to a Straddle Period an amount equal to the portion of such Taxes, if any, which relates to the portion of such Tax period ending on the Closing Date, after taking into account any prepayments or deposits made by or on behalf of a Sale Entity on or before the Closing Date or the amount of any Taxes taken into account in the calculation of the Post-Closing Payment Amount. Notwithstanding the foregoing, Seller shall have no liability or obligation to pay any Taxes becoming due as a result of any breach of any covenant, representation, warranty, undertaking or other obligation imposed on Buyer or its Affiliates pursuant to this Agreement (including, for this purpose, any of the Sale Entities) on or after the Closing Date. For purposes of this Section 5.3(b)(iii), in the case of any Taxes that are imposed and are payable for a Straddle Period, the portion of such Tax which relates to the portion of such Tax period ending as of the Closing Date shall, in the case of any Taxes imposed on a periodic basis (such as real property Taxes), be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction, the numerator of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the entire Tax period. In the case of non-periodic Taxes (i.e., such as Taxes that are (w) based upon or related to income or receipts, (x) imposed in connection with any capital or debt restructuring, (y) imposed in connection with any sale, distribution, or other transfer or assignment of property (real or personal, tangible or intangible), or (z) payroll, withholding, excise and similar Taxes), the portion of such Tax which relates to the portion of such Tax period ending on the Closing Date shall be determined based on a closing of the books of the Sale Entities at the end of the Closing.

(iv) Seller and Buyer agree that, except with respect to Tax incurred by Seller upon the sale of the Interests to Buyer pursuant to this Agreement, Buyer shall be responsible for all Taxes incurred by or with respect to the Sale Entities, whether resulting from the assets or operations of the Sale Entities or otherwise, for all Tax periods beginning after the Closing Date (including the portion of any Straddle Period beginning immediately after the Closing Date) to the extent attributable to the direct or indirect interest acquired by Buyer. In the event Taxes for which Buyer is responsible under this Section 5.3(b)(iv) are reduced because of Tax payments made by Seller or a Sale Entity on or before the Closing Date (whether through deposits, prepayments, credits, or otherwise), Buyer shall reimburse Seller therefor within five (5) days after the date on which Buyer realizes the benefit of the reduction.

(c) Each Party shall provide the other Parties with such assistance as may reasonably be requested by the other Parties in connection with the preparation of any Tax Return, any audit or other examination by any Governmental Authority, or any judicial or administrative proceedings relating to liability for Taxes, and each will retain and provide the requesting Party with any records or information which may be relevant to such return, audit or examination, proceedings or determination. Any information obtained pursuant to this Section 5.3 or pursuant to any other Sections hereof providing for the sharing of information relating to or review of any Tax Return or other schedule relating to Taxes shall be subject to the terms of the Confidentiality Agreement.

(d) Except as otherwise provided herein, in the case of any audit, examination, or other proceeding involving any Sale Entity (a “Tax Proceeding”) with respect to (i) any Tax period ending on or before the Closing Date and (ii) with respect to any other Tax period ending after the Closing Date for which Seller is or may be liable for any Taxes pursuant to this Agreement, Buyer shall inform Seller in writing of such Tax Proceeding within ten (10) days after the receipt by Buyer of written notice thereof. In the event Buyer fails to timely provide Seller with written notice of such Tax Proceeding, Seller’s obligation to indemnify Buyer or its Affiliates hereunder shall be reduced to the extent of any Adverse Consequences arising as a result of such failure to notify. Buyer shall afford Seller, at Seller’s expense, the opportunity to control the conduct of such Tax Proceeding; provided, however, that Buyer shall have the right, at Buyer’s expense, to attend and participate in such Tax Proceeding, but only to the extent such Tax Proceeding pertains to a Sale Entity and does not involve Seller or any of its Affiliates. If Seller elects not to control the conduct of any such Tax Proceeding, Buyer shall control the conduct of such Tax Proceeding at Buyer’s expense, and Seller shall have the right (at Seller’s expense) to attend and participate in such Tax Proceeding. Neither Buyer nor Seller shall settle or compromise such Tax Proceeding without the prior written consent of the other, such consent not to be unreasonably withheld, conditioned, or delayed. Notwithstanding any other provision in this Agreement to the contrary, Seller shall have the sole right to control, settle, and compromise all Tax Proceedings related to any affiliated, consolidated, combined or unitary Income Taxes of a Sale Entity for a Pre-

Closing Tax Period, and Buyer shall have no right to participate to attend or participate in any such Tax Proceeding, or to receive copies of any correspondence or other information related to any Tax Proceeding to the extent such Tax Proceeding, correspondence, or other information includes or pertains to Seller or any of its Affiliates.

(e) To the extent that a Sale Entity’s liability for Taxes for a taxable year or portion ending on or before the Closing Date (as computed in a manner consistent with Section 5.3(b)(iii), and after giving effect to any Tax credits or Tax abatements) is less than the amount of estimated Taxes paid by or on behalf of such Sale Entity with respect to all or a portion of such taxable year or period, Buyer shall pay Seller the difference within two (2) days of filing the relevant Tax Return that reflects such Tax.

(f) Without duplication of amounts payable to Seller pursuant to this Section 5.3, any refund of Taxes paid or payable by or with respect to the Sale Entities, shall be paid within two (2) Business Days of receipt as follows, or to the extent payable but not paid due to offset against other Taxes shall be paid by the Party receiving the benefit of the offset within two (2) Business Days of such offset as follows: (i) to Seller if attributable to any Tax period or portion thereof ending on or before the Closing Date, or for any Straddle Period to the extent allocable, determined in a manner consistent with Section 5.3(b)(iii), to the portion of such Tax period beginning before and ending on the Closing Date; and (ii) to Buyer if attributable to any Tax period or portion thereof beginning after the Closing Date or for any Straddle Period to the extent allocable, determined in a manner consistent with Section 5.3(b)(iii), to the portion of such Tax period beginning after the Closing Date. Buyer shall cooperate, and shall cause each of its Affiliates and the Sale Entities to cooperate, in each case at Seller’s expense, in obtaining any Tax refund (including any Employee Retention Credit Refund) that Seller reasonably believes should be available, including through filing appropriate forms (including amended Tax Returns, if applicable) with the applicable Taxing Authority; provided, that Buyer shall have no such obligation unless Buyer shall have been provided sufficient information regarding the factual and legal basis for the Tax refund claim to permit Buyer to determine, and Buyer shall have determined, in good faith that the Tax refund claim is reasonable. Thereafter, at Seller’s expense, (x) Buyer shall use reasonable best efforts to cause any such Tax refund claim to be filed by the applicable Sale Entity, and (y) Buyer, the Sale Entities and Seller will cooperate in good faith and use commercially reasonable efforts to cause such Tax refund claim to be approved. To the extent permitted by applicable Law, Buyer shall request a refund (rather than a credit in lieu of refund) with respect to any such Tax refund claim.

(g) Except as provided otherwise herein, none of the Sale Entities shall take, and none of Buyer or any of its Affiliates shall permit or otherwise allow any of the Sale Entities to take, any action on the Closing Date that is not in the ordinary course of the Sale Entities’ businesses, including, but not limited to, the merger or liquidation of any of the Sale Entities or the distribution of any property in respect of any of the Sale Entities’ stock, partnership interests or membership interests, without the prior written consent of Seller, which consent may be withheld in Seller’s sole discretion. For this purpose, an action taken effective as of the Closing Date shall be treated as having been taken on the Closing Date.

(h) Except as required by Law, neither Buyer nor any of its Affiliates shall (or shall cause or permit any of the Sale Entities to) take any action which could (A) increase Seller’s (or any of its Affiliates) liability for Taxes (including any liability of Seller to indemnify Buyer for Taxes pursuant to this Agreement) or (B) result in, or change the character of, any income or gain that Seller (or any of its Affiliates) must report on any Income Tax Return.

(i) All Tax sharing agreements or arrangements that provide for the allocation, apportionment, sharing, or assignment of Tax liability between any of the Sale Entities and Seller or Seller’s Affiliates shall be terminated as of the Closing Date.

(j) Election Under Section 338(h)(10).

(i) Seller and Buyer shall make, or cause to be made, a timely and effective joint election under Section 338(h)(10) of the Code and under any applicable similar provisions of state or local law with respect to the purchase of the interests in each Sale Entity specified by Buyer (all such elections being referred to collectively as the “Section 338(h)(10) Election”).

(ii) Buyer shall prepare Internal Revenue Service Form 8023, required schedules thereto and any similar forms necessary to effectuate the Section 338(h)(10) Election under applicable state and local laws (collectively, the “Section 338(h)(10) Election Forms”). Seller shall cooperate with Buyer in the preparation of the Section 338(h)(10) Election Forms and shall deliver duly completed, executed copies thereof on the Closing Date. Buyer and Seller shall cooperate with each other and take all actions necessary and appropriate (including filing such additional forms, Tax Returns, elections, schedules, and other documents as may be required) to effect and preserve the Section 338(h)(10) Election in accordance with Section 338 of the Code and the Treasury Regulations thereunder and comparable provisions of applicable state and local Tax laws and shall take no action inconsistent therewith except to the extent required pursuant to a “determination” as defined in Section 1313(a) of the Code or any similar provision of any state, foreign or local law.

Section 5.4 Conduct of Business of the Sale Entities.

(a) From the Effective Date until the earlier of the Closing and the termination of this Agreement pursuant to Article IX, Seller shall cause each of the Sale Entities and the JV Company (and with respect to the JV Company, solely to the extent that Seller or its Subsidiaries, pursuant to the JV Company’s Organizational Documents, are permitted to cause the JV Company), to (i) conduct its respective business in all material respects in the ordinary course of business, unless otherwise contemplated by this Agreement or with the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed) and (ii) use its Reasonable Efforts to preserve and maintain its respective relationships with licensors, contractors, suppliers, dealers, customers, employees, Governmental Authorities and others having material business relationships with such Sale Entity or the JV Company. In addition, from the Effective Date until the earlier of (i) Closing and (ii) the termination of this Agreement pursuant to Article IX, Seller shall cause each of the Sale Entities to incur capital expenditures as set forth in the applicable budget for the then current fiscal year in the aggregate in the ordinary course consistent with past practices. Except as required or permitted by this Agreement (including, as permitted with respect to any Affiliate arrangements), as may be required by any Material Contract, applicable Law, any Governmental Authority or any Permit, as may be prudent under Good Industry Practice or as set forth on Schedule 5.4(a), from the Effective Date until the earlier of the Closing and the termination of this Agreement pursuant to Article IX, without the consent of Buyer, which consent will not be unreasonably withheld, conditioned or delayed, Seller shall not, and shall cause the Sale Entities and the JV Company (and with respect to the JV Company, solely to the extent that Seller or its Subsidiaries, pursuant to the JV Company’s Organizational Documents, are permitted not to cause or not to permit the JV Company) not to:

(i) sell, transfer, convey or otherwise dispose of, or pledge or permit any Lien (other than a Permitted Encumbrance) to be placed upon, any assets or properties that are material to the Sale Entities and the JV Company, taken as a whole, other than sales, transfers, conveyances or other dispositions (A) of obsolete or surplus assets or (B) in accordance with any existing Contract disclosed to Buyer prior to the date hereof as set forth on Schedule 5.4(a);

(ii) enter into, modify or amend in any material respect, terminate or waive any material right under any Material Contract, except for any new agreement, modification, amendment, termination or waiver in the ordinary course of business and consistent with past practice;

(iii) incur any Indebtedness, except for short-term floating rate indebtedness for borrowed money or indebtedness for borrowed money incurred pursuant to any existing Contract relating to Indebtedness as in effect as of the Effective Date so long as any such Indebtedness is repaid prior to the Closing;

(iv) make any acquisitions (including by merger) of the capital stock, equity securities, membership interests or a material portion of the assets of any other Person;

(v) (x) increase in any respect the compensation of any Company Employee, except (A) in the ordinary course of business consistent with past practices, (B) as required pursuant to applicable Law or the terms of any Employee Plans, or other employee benefit plans or arrangements in effect on the Effective Date and (C) annual cost-of-living, merit, new hire, promotion or similar increases in salaries, wages and benefits of employees made in the ordinary course of business and consistent with past practices or (y) terminate the employment of any Company Employee other than for cause or hire any new Company Employee, in either case, with annual base compensation in excess of $150,000, other than to replace departing employees or to fill an open position;

(vi) adopt or amend any Employee Plans except as required by Law or for immaterial or ministerial amendments;

(vii) make any material change to its methods of accounting, except as required by U.S. GAAP (or any interpretation thereof), as required by a Governmental Authority or as required by applicable Law;

(viii) split, combine or otherwise change its capital stock, partnership interests or membership interests, as the case may be, or redeem any of its capital stock, partnership interests or membership interests, as the case may be;

(ix) issue, sell, or grant any shares of its capital stock, partnership interests or membership interests, as applicable, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, partnership interests or membership interests, as applicable, or any rights, warrants or options to purchase any shares of its capital stock, partnership interests or membership interests, as applicable, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, partnership interests or membership interests, as applicable;

(x) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, partnership interests or membership interests, as applicable, or any rights, warrants or options to acquire any shares of its capital stock, partnership interests or membership interests, as applicable, except pursuant to any Contract in effect as of the Effective Date;

(xi) amend the Organizational Documents of any Sale Entity or the JV Company, except for immaterial or ministerial amendments;

(xii) except as required by applicable Law or U.S. GAAP, change, in any material respect, its Tax practice or policy (including making new Tax elections or changing Tax elections and settling Tax controversies not in the ordinary course of business) to the extent such change or settlement would be binding on and materially adverse to the Sale Entities and the JV Company, taken as a whole, after the Closing;

(xiii) waive, release, assign, settle or compromise any material claim against the Sale Entities or the JV Company, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages that do not exceed $5,000,000 each instance, and $15,000,000 in the aggregate, and (B) impose or require actions that would not reasonably be expected to be material and adverse to the Sale Entities and the JV Company, taken as a whole;

(xiv) adopt a plan or agreement of complete or partial liquidation or dissolution;

(xv) accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable or defer expenses, reduce inventories or otherwise increase cash on hand, except in the ordinary course of business consistent with past practice;

(xvi) enter into, modify, amend, assign, transfer, terminate or waive any material right under any capitalized lease (as determined in accordance with U.S. GAAP), letter of credit or similar arrangement;

(xvii) (x) enter into any material operating lease or (y) make modify or amend the terms of any material operating lease;

(xviii) declare, set aside, make or pay any extraordinary dividend or other extraordinary distribution on or with respect to any capital stock or other equity or ownership interest, except with respect to any Excluded Assets or Retained Liabilities; or

(xix) enter into an agreement to do any of the things described in clauses (i) through (xviii) above.

Section 5.5 Notice of Changes. From the Effective Date until the Closing, each Party shall promptly advise the other Party in writing with respect to any fact, event or circumstance that arises after the Effective Date of which such Party obtains knowledge and which, if existing or occurring at the Effective Date and not set forth in this Agreement or any of the Schedules, would have constituted a breach of a representation or warranty of such Party contained in Article III or Article IV, as the case may be, such that the closing condition in Section 6.2 or Section 7.2, as the case may be, cannot be satisfied. Any actions of the Sale Entities or the JV Company occurring following the Effective Date which are required by this Agreement shall automatically be deemed to amend and update any appropriate Schedule solely with respect to the representations and warranties of Seller and such amendment shall not be subject to, or included in, any determination of whether the provisions of Sections 6.2 or 9.1(c) have been satisfied or are applicable; provided, that such action does not result in a Material Adverse Effect.

Section 5.6 Employee Matters.

(a) Buyer shall cause all Company Employees (other than Sale Entity Employees) to receive a Post-Closing Offer at least fifteen (15) Business Days prior to the Closing Date, with each such offer to be contingent and effective upon the Closing; provided, however, that the Post-Closing Offer for any Company Employee identified as an “IT Service Employee” in the employee list made available to Buyer shall be effective upon January 1, 2023 (the “Dominion IT Employee Transfer Date”). Any IT Service Employee shall remain an at-will employee of Dominion Energy and its Affiliates after the Closing and until the Dominion IT Employee Transfer Date. Consistent with the foregoing, any references to the “Closing Date” in Sections 5.6(c)-(v) or 5.7(a)(ii) or 5.7(c)(iii) below, or in the definition of “Company Employee” or “Post-Closing Employer” above, shall instead refer to the Dominion IT Employee Transfer Date with respect to any IT Service Employee.

(b) Buyer shall assume and be responsible for satisfying the obligation to pay retention bonuses to eligible Transferred Employees pursuant to the terms and conditions set forth on Schedule 5.6(b).

(c) Commencing on the Closing Date and continuing through the date that is twenty four (24) months following the Closing Date (the “Continuation Period”), Buyer shall cause a Post-Closing Employer to provide to each Transferred Employee (i) base pay no less than his or her base pay in effect as of immediately prior to the Closing, (ii) a target annual cash bonus no less than his or her target annual cash bonus in effect as of immediately prior to the Closing; (iii) (1) an employer matching and (if applicable) nonelective contribution rate under the Post-Closing Employer’s 401(k) plan that is no less than the employer matching and (if applicable) nonelective contribution rate he or she would have received under the Dominion Energy Salaried Savings Plan as in effect immediately prior to the Closing, based on his or her years of service with both DEI and its Affiliates and Buyer and its Affiliates before and after the Closing, (2) for each Transferred Employee who participates in the Dominion Energy Pension Plan immediately prior to the Closing Date, employer contributions under the Post-Closing Employer’s 401(k) plan in accordance with Section 5.6(h) below, (3) retiree health and life insurance benefits in accordance with Section 5.6(i) below, and (4) other retirement and welfare benefits (excluding those described in clauses (2) and (3) above) that are comparable, in the aggregate, to his or her retirement and welfare benefits in effect as of immediately prior to the Closing, and (iv) employment at a work location no more than fifty (50) miles from his or her work location as of immediately prior to the Closing. Buyer confirms its intent to maintain primary corporate offices for the Sale Entities with employees at or near their current locations (as set forth in Schedule 5.6(c)) during the Continuation Period.

(d) DEI shall cause any long-term incentive award granted to a Company Employee under a DEI long-term incentive plan (a “DEI LTI Award”) to vest on a pro-rata basis on the Closing Date in accordance with the terms of such plan, based on the period from the start of the vesting or performance period applicable to such award through the Closing Date. With respect to each DEI LTI Award of a Transferred Employee that is pro-rated in accordance with the preceding sentence, Buyer shall cause the applicable Post-Closing Employer to grant to each such Transferred Employee a long-term incentive award under the Post-Closing Employer’s long-term incentive plan for the remainder of the original vesting or performance period applicable to such award, with a grant-date target value no less than the grant-date target value of the DEI LTI Award, pro-rated for such period. In addition, during the Continuation Period, Buyer shall cause the applicable Post-Closing Employer to continue to grant annual awards under its long-term incentive plan for eligible non-officer Transferred Employees on terms that are comparable to DEI’s Leadership Incentive Program as in effect as of the date hereof, and in annual amounts that, in the aggregate for all such Transferred Employees, are no less than the aggregate annual amounts most recently granted by DEI to such Transferred Employees under the Leadership Incentive Program prior to the Closing, with such grants occurring at the time annual long-term incentive grants are made generally by Buyer.

(e) If, during the Continuation Period, (i) the employment of any Transferred Employee is involuntarily terminated, other than for cause, (ii) such Transferred Employee resigns by reason of his or her relocation, without his or her consent, to a work location that is more than fifty (50) miles from the individual’s work location immediately prior to the Closing, or (iii) such Transferred Employee resigns after being offered a position with base pay or target annual cash bonus that is less than that in effect immediately prior to Closing, Buyer shall cause the Post-Closing Employer to provide such Transferred Employee severance benefits that are no less than the severance benefits provided on Schedule 5.6(e).

(f) During the Continuation Period, Buyer shall cause the Post-Closing Employer to provide to each Transferred Employee who was classified by DEI as an officer (Vice President or above) with: (i) annual grants (such grants occurring at the time annual long-term incentive grants are made generally by Buyer) of long-term incentive awards under the Post-Closing Employer’s long-term incentive plan on terms that are comparable to the terms of DEI’s long-term incentive program for officers as of the date hereof (the “DEI LTI Program”) and with target grant-date values of awards for each such eligible Transferred Employee that are no less than the target grant-date value of the most recent award received by the Transferred Employee under the DEI LTI Program prior to the Closing Date; (ii) executive perquisites (including leased vehicle, financial planning and health and wellness reimbursement) no less than his or her executive perquisites immediately prior to the Closing; (iii) continuation of premium payments under his or her universal life insurance policy in accordance with DEI’s program as in effect as of the date hereof; and (iv) supplemental retirement benefits that mirror DEI’s Benefit Restoration Plan as in effect as of the date hereof. In addition, for any Transferred Employee who has entered into an Employment Continuity Agreement or other similar change-in-control or retention agreement with DEI or its Affiliate, in each case, that is listed on Schedule 5.6(f), Buyer shall cause the Post-Closing Employer to assume each such agreement as of the Closing Date and to keep such agreement in effect for the duration of the Continuation Period.

(g) As of the Closing Date, all Transferred Employees shall, if applicable, be eligible to participate in and, if elected, shall commence participation in the employee benefit plans (within the meaning of Section 3(3) of ERISA), programs, policies, contracts, fringe benefits, or arrangements (whether written or unwritten), including, but not limited to, the welfare plans, defined contribution plan, retiree medical plan and retiree life plan, of the applicable Post-Closing Employer or its Affiliate (collectively, “Post-Closing Employee Plans”), but excluding any defined benefit pension plans. Buyer shall cause each Post-Closing Employer, to the extent permissible under any Post-Closing Employee Plan (provided that Buyer shall cause each Post-Closing Employer to use Reasonable Efforts to remove any restrictions including restrictions in any insurance policy), to waive all limitations as to pre-existing condition exclusions and waiting periods with respect to Transferred Employees and their spouses and dependents, if applicable, under the Post-Closing Employee Plans. Buyer shall cause each Post-Closing

Employer, to the extent permissible under any Post-Closing Employee Plan (provided that Buyer shall cause each Post-Closing Employer to use its Reasonable Efforts to remove any restrictions under any Post-Closing Employee Plan or related insurance policy), to provide each Transferred Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any deductible or out-of-pocket requirements under Post-Closing Employee Plans for the plan year in which the Closing Date occurs.

(h) During the Continuation Period, Buyer shall cause each Post-Closing Employer, to the extent permitted under applicable Law and the Post-Closing Employer’s 401(k) plan, to provide each Transferred Employee who, immediately prior to the Closing Date was a participant in the Dominion Energy Pension Plan, with a level of employer contributions under the Post-Closing Employer’s 401(k) plan in addition to any contribution required by Section 5.6(c)(iii)(1) hereof that is not lower than the present value of the pension benefits that such Transferred Employee would have received under the Dominion Energy Pension Plan during the Continuation Period (the “Additional 401(k) Contribution Amount”), determined as follows: (1) for cash balance formula participants, the employer contributions to the Post-Closing Employer’s 401(k) plan shall at least equal the cash balance credits that the Transferred Employee would have received under the Dominion Energy Pension Plan during the Continuation Period had he or she continued to actively participate in such plan, taking into account for this purpose his or her years of service with both DEI and its Affiliates and Buyer and its Affiliates before and after the Closing; and (2) and for traditional pension formula participants, the employer contributions to the Post-Closing Employer’s 401(k) plan shall at least equal the target normal cost (as defined in Section 430(b) of the Code, but determined without regard to Code Sections 430(b)(1)(A)(ii) (relating to the inclusion of plan-related expenses) and 430(i)(2) (relating to special rules for plans in at-risk status) of the normal retirement accrued benefit that such Transferred Employee would have accrued under the Dominion Energy Pension Plan had he or she continued to actively participate in such plan, based in each case on the employee’s compensation and age, the terms of the plan, and the actuarial assumptions and methods as in effect as of the Closing Date but assuming a hypothetical 3% increase in annual compensation for each calendar year beginning during the Continuation Period (for the avoidance of doubt, such hypothetical increase in compensation shall apply for purposes of calculating the Additional 401(k) Contribution Amount only and shall not apply for any other purposes); provided that, if making contributions of the Additional 401(k) Contribution Amount to the Post-Closing Employer’s 401(k) plan with respect to any Transferred Employee could reasonably be expected to result in any violation of Law, failure of any non-discrimination testing, or noncompliance with of the terms of the Post-Closing Employer’s 401(k) plan, Buyer shall, in lieu of making contributions to the Post-Closing Employer’s 401(k) Plan, pay each such Transferred Employees a cash bonus in an amount equal to his or her Additional 401(k) Contribution Amount. As soon as practicable following the date hereof, DEI shall provide Buyer with documentation supporting the calculations of the Additional 401(k) Contribution Amount, and DEI shall provide (or shall cause to be provided) an actuary designated by Buyer with information reasonably requested by Buyer or its agent or representative to also calculate the Additional 401(k) Contribution Amount, and to verify that such calculations have been performed in a manner consistent with the Dominion Energy Pension Plan and this Section 5.6(h). Within thirty (30) days following receipt by Buyer’s actuary of DEI actuary’s calculation of the Additional 401(k) Amount, Buyer shall notify DEI in writing if there is a good faith dispute between DEI’s actuary and Buyer’s actuary as to the calculation of the Additional 401(k) Amount or any of the applicable adjustments thereto. If Buyer does not notify DEI of any such good faith dispute within such thirty (30) day period, the determination of the 401(k) Contribution Amount by DEI’s actuary shall become conclusive, final and binding. If any such dispute remains unresolved for ten (10) days following DEI’s receipt of such written notification from Buyer, DEI and Buyer shall (in writing) jointly select and appoint a third actuary (the cost of which shall be borne equally by DEI and Buyer), who shall make a final and binding determination of the Additional 401(k) Amount and any applicable adjustments thereto in accordance with applicable Law and this Section 5.6(h). Each of DEI and Buyer shall be responsible for the cost of its own actuary and attorney’s fees.

(i) During the Continuation Period, Buyer shall cause the Post-Closing Employer to provide a level of retiree medical and life insurance benefits to each Transferred Employee hired by Seller and its Affiliates before October 1, 2015 not lower than the level of retiree medical and life insurance benefits available to each such Transferred Employee immediately prior to the Closing.

(j) Effective as of the Closing Date, each Sale Entity shall cease to be a participating employer in all Employee Plans sponsored by DEI or any ERISA Affiliate. All Company Employees shall cease to be active participants in all Employee Plans sponsored by DEI or any ERISA Affiliate and shall cease to accrue additional benefits under such plans for any periods from and after the Closing Date.

(k) Buyer shall cause each Post-Closing Employer to accept or cause to be accepted transfers from DEI’s or any ERISA Affiliate’s flexible spending account plan of each Transferred Employee’s account balances as of the Closing Date and credit such employee with such amounts under the applicable Post-Closing Employee Plan. On and after the Closing Date, Transferred Employees shall have no further claim for reimbursement under flexible spending account plans sponsored by DEI or any ERISA Affiliate and all claims must be submitted under the applicable Post-Closing Employee Plan, including expenses incurred prior to the Closing Date.

(l) Buyer shall cause to be provided to each Transferred Employee credit for prior service with DEI or any ERISA Affiliate for all purposes (including vesting, eligibility, benefit accrual or level of benefits) in all Post-Closing Employee Plans, including fringe benefit plans, vacation and sick leave policies, severance plans or policies, retiree medical plans and retirement plans maintained or provided by the applicable Post-Closing Employer or its Affiliates in which such Transferred Employees are eligible to participate after the Closing Date.

(m) Buyer shall cause each Post-Closing Employer to provide each Transferred Employee credit for all of the Transferred Employee’s earned but unused vacation and sick leave and other time-off as of the Closing Date as determined under time-off policies maintained by DEI or its Affiliate, as applicable.

(n) To the extent allowable by law, Buyer shall take any and all necessary action to cause the trustee of a defined contribution plan of Buyer or one of its Affiliates, if requested to do so by a Transferred Employee, to accept a direct “rollover” of all or a portion of such employee’s distribution from a defined contribution plan maintained by DEI or any ERISA Affiliate (excluding securities, but including plan loans) if such Transferred Employee elects such direct rollover within sixty (60) days following the Closing Date.

(o) As of the Closing Date, DEI or each ERISA Affiliate shall take all necessary action to cause the defined contribution plans maintained by DEI or such ERISA Affiliate to fully vest the Company Employees in their account balances under such defined contribution plans.

(p) With respect to each Company Employee (including any beneficiary or the dependent thereof), DEI or each ERISA Affiliate shall retain all liabilities and obligations arising under any medical, dental, vision, life insurance or accident insurance benefit plans sponsored by DEI or such ERISA Affiliate to the extent that such liability or obligation relates to claims incurred (whether or not reported or paid) prior to the Closing Date. For purposes of this Section 5.6(p), a claim shall be deemed to be incurred (i) with respect to medical, dental and vision benefits, on the date that the medical, dental or vision services giving rise to such claim are performed, (ii) with respect to life insurance, on the date that the death occurs, and (iii) with respect to accidental death and dismemberment and business travel accident insurance, on the date that the accident occurs.

(q) With respect to each Company Employee who is not actively at work and who is, as of the Closing Date, receiving any form of pay/wage continuation (including, but not limited to, short-term sickness, disability, military leave or vacation pay), DEI or each ERISA Affiliate shall be responsible for any such payments due prior to the Closing Date and Buyer or the applicable Post-Closing Employer shall be responsible for any payments due on or after the Closing Date, except as provided in Section 5.6(r) with respect to workers’ compensation benefits.

(r) DEI and its Affiliates shall be responsible for all workers’ compensation liabilities and obligations for Company Employees or other former employees of the Sale Entities to the extent such liabilities and obligations relate to events which occurred prior to the Closing Date. Buyer shall assume all workers’ compensation liabilities and obligations for Company Employees or other former employees of the Sale Entities to the extent such liabilities and obligations relate to events which occur on or after the Closing Date.

(s) Effective as of the Closing Date, DEI or each ERISA Affiliate shall be responsible for providing coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) to any Company Employee, his or her spouse or dependent person as to whom a “qualifying event” as defined in Section 4980B of the Code has occurred prior to the Closing Date.

(t) If a plant closing or a mass layoff occurs or is deemed to occur with respect to a Sale Entity at any time on or after the Closing Date, Buyer shall be solely responsible for providing all notices required under the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §2109 et seq. or the regulations promulgated thereunder or similar state laws and for taking all remedial measures, including, without limitation, the payment of all amounts, penalties, liabilities, costs and expenses if such notices are not provided.

(u) DEI or its Affiliate shall pay to each eligible Company Employee a prorated payment in accordance with the DEI’s annual cash incentive plan for the period from January 1 through the Closing Date for the year in which the Closing Date occurs based on actual results of the applicable performance goals for that year. Buyer shall cause the applicable Post-Closing Employer to pay to each eligible Transferred Employee a prorated payment under the Post-Closing Employer’s annual incentive plan for the period from the Closing Date through December 31 of the year in which the Closing Date occurs. Any payment pursuant to this Section 5.6(u) shall be made not later than March 15th of the calendar year following the year in which the Closing Date occurs.

(v) Notwithstanding the foregoing, in the event that amounts are due and owing from DEI or its Affiliate to any Transferred Employee on or after the Closing Date, Buyer shall cause the applicable Post-Closing Employer to make such payments and DEI or its Affiliates shall within thirty (30) days thereafter reimburse the Post-Closing Employer for such payments.

(w) Nothing in this Agreement is intended to amend any Employee Plan or affect the rights of DEI, Seller, Post-Closing Employer, Buyer, or Affiliate of any of the preceding entities to amend or terminate any Employee Plan pursuant to the terms of such plan.

(x) DEI or each ERISA Affiliate shall retain all assets and liabilities that relate to any tax-qualified retirement plans under Section 401(a) of the Code and all assets of any voluntary employees’ beneficiary associations under Section 501(c)(9) of the Code sponsored by DEI or such ERISA Affiliates.

(y) As soon as practicable after the Effective Date, but in no event later than five (5) calendar days after the Effective Date, Seller shall deliver to Buyer a list of all Company Employees, which is accurate as of such date (and shall be updated prior to the Closing to be accurate as of the Closing), that includes the following information: (i) name and employee identification reference, if applicable; (ii) employing entity; (iii) hiring date (iv) title and/or job description; (v) part-time or full-time status; (vi) annual base salary or hourly wage; (vii) work location (country, and, if located in the United States, city and state); (viii) whether the employee is classified as exempt or non-exempt under the Fair Labor Standards Act or similar state law; (ix) accrued but unused vacation entitlements; (x) visa status (if any); (xi) leave status (if any, including the type of leave, start date and expected return date); (xii) at-will or fixed term status (including the length of the current term and required notice period for termination); (xiii) and severance entitlement (if any).

Section 5.7 Excluded Assets and Retained Liabilities.

(a) Notwithstanding any provision herein to the contrary, the following assets shall be excluded from the Contemplated Transaction (the “Excluded Assets”), and Seller shall have the right at any time prior to or at the Closing to dividend, transfer, dispose of, extinguish, or otherwise exclude from the Sale Entities such assets:

(i) all trademarks, service marks and tradenames containing “Dominion” or “Questar” (the “Dominion Marks”) shall remain the sole property of Seller or its Affiliates, as applicable;

(ii) (A) any and all interests in any Employee Plans that provide for postretirement benefits for periods of service prior to the Closing Date with respect to any Company Employee employed by Seller or its Affiliates that are (x) defined benefit pension plans subject to Title IV of ERISA or Section 412 of the Code, (y) defined contribution plans as defined in Section 3(34) of ERISA, or (z) welfare benefit plans as defined in Section 3(1) of ERISA; and (B) all assets which relate to other post-employment benefits of the Sale Entities on or prior to the Closing Date;

(iii) any Tax assets, including any overpayment or refund of Taxes owed to Seller pursuant to Section 5.3(e), Section 5.3(f) or Section 5.3(g);

(iv) the Intellectual Property set forth on Schedule 5.7(a)(iv);

(v) the Contracts listed on Schedule 5.7(a)(v) (the “Excluded Contracts”);

(vi) the Excluded Records;

(vii) the Insurance Policies and all rights to premium refunds and distributions made on or after the Closing with respect thereto for periods ending on or prior to the Closing; and

(viii) the right to prosecute and collect proceeds owed to any Sale Entity or the JV Company for Claims or potential Claims listed on Schedule 5.7(a)(viii).

(b) To the extent that any proceeds relating to the Excluded Assets are received by Buyer or its Affiliates (including any Sale Entity) after the Closing, Buyer shall remit such proceeds to Seller within two (2) Business Days of receipt. To the extent that any proceeds relating to non-Excluded Assets are received by Seller or its Affiliates (excluding any Sale Entity) after the Closing, Seller shall remit such proceeds to Buyer within two (2) Business Days of receipt.

(c) Buyer shall not assume or be obligated to pay, perform or otherwise discharge, and Seller shall assume, retain, pay, perform or otherwise discharge without recourse to Buyer, all of the following liabilities and obligations, in each case, of any kind, character or description whatsoever, whether direct or indirect, known or unknown, absolute or contingent, matured or unmatured, and currently existing or hereinafter arising (the “Retained Liabilities”):

(i) any liabilities and obligations expressly retained by Seller pursuant to Sections 5.3(b)(i) and 5.3(b)(iii);

(ii) any liabilities and obligations expressly retained by Seller pursuant to Sections 5.6(p), (q), (r), (u), (v) and (x);

(iii) (A) any and all liabilities arising under any Employee Plans that provide for postretirement benefits for periods of service prior to the Closing Date with respect to any Company Employee employed by Seller or its Affiliates, including the Dominion Energy Pension Plan, the Dominion Energy Salaried Savings Plan and any other (w) retiree medical and life insurance benefits, (x) defined benefit pension plans subject to Title IV of ERISA or Section 412 of the Code, (y) defined contribution plans as defined in Section 3(34) of ERISA, or (z) welfare benefit plans as defined in Section 3(1) of ERISA;

(iv) any and all Pre-Closing Taxes, except to the extent paid by Seller pursuant to Section 5.3; and

(v) any and all liabilities arising from any Excluded Asset.

Section 5.8 Affiliate Transactions.

(a) Except as set forth on Schedule 5.8(a), all intercompany Indebtedness between any Sale Entity on the one hand, and Seller or its Affiliates (excluding any other Sale Entity), on the other hand, shall be settled on or prior to the Closing.

(b) Except as set forth on Schedule 5.8(b) or as may be hereafter identified and mutually agreed to by the Parties acting in good faith, all other Contracts between any Sale Entity, on the one hand, and Seller or its Affiliates (excluding any other Sale Entity), on the other hand, shall be automatically terminated as of immediately prior to the Closing without any further liability or obligation on the part of any party thereto and without need of any further documentation following the Closing. Except with respect to any Affiliate arrangements required to be terminated pursuant to Section 5.8(a) or this Section 5.8(b), from the Effective Date until the earlier of the Closing and the termination of this Agreement pursuant to Article IX, without the prior written consent of Buyer, Seller shall not cause or permit any of its Affiliates to accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable or defer expenses, in each case, between any Sale Entity on the one hand, and Seller or its Affiliates (excluding any other Sale Entity) on the other hand.

(c) At or prior to Closing, at Seller’s request, Buyer shall use reasonable best efforts to replace or provide, or cause to be replaced or provided, each of the guarantees, bonds, letters of credit and other financial assurances related to the Sale Entities and the JV Company set forth on Schedule 5.8(c) (the “Support Obligations”) and to cause any Support Obligations provided for by Seller or its Affiliates to be terminated (and returned to Seller) and for Seller or its Affiliates to be fully and unconditionally released from any Adverse Consequences related thereto. If requested by Seller, or to the extent that, notwithstanding Buyer’s reasonable best efforts, a Support Obligation is not replaced or otherwise provided for as of the Closing, then, upon Closing, (i) Buyer shall, or shall cause its Affiliate to, provide to Seller (or its applicable Affiliate) a back-to-back guarantee reasonably satisfactory to Seller, which guarantee shall remain in place for the duration of such Support Obligation, (ii) Buyer shall use reasonable best efforts to cause such Support Obligation to be replaced or otherwise provided for and to cause Seller and its Affiliates to be fully and unconditionally released from any Adverse Consequences related thereto, and (iii) Seller (or its applicable Affiliate) shall maintain such Support Obligation until the earlier of the date on which it is replaced or otherwise provided for and six (6) months after the Closing Date.

Section 5.9 Name of Sale Entities; Marked Materials. Seller shall be permitted to remove all signage containing Dominion Marks prior to the Closing. Buyer covenants and agrees to use reasonable best efforts to take all steps necessary within one hundred and twenty (120) days after the Closing to effectuate a change of the name for each Sale Entity to delete the Dominion Marks and use of the “Dominion” or “Questar” name in any form whatsoever. Buyer shall be solely responsible for any direct or indirect costs or expenses resulting from such change in use of name, and any resulting notification or approval requirements. To the extent that any of the Sale Entities use any trademarks, service marks, brand names or trade, corporate or business names which are owned by Seller (or any of its Affiliates other than the Sale Entities), or which incorporate any of the Dominion Marks on any goods, stationery, signage, invoices, receipts, forms, packaging, advertising and promotional materials, product, training and service literature and materials, computer programs or like materials (“Marked Materials”), after the Closing, Buyer shall and shall cause the Sale Entities to use Reasonable Efforts to limit and minimize its use of such Marked Materials; provided, that in any event, Buyer may not use (i) such Marked Materials (other than signage) after one hundred and twenty (120) days following the Closing Date and (ii) signage after one (1) year following the Closing Date.

Section 5.10 Files and Records. Buyer shall retain possession of the Records for a period of six (6) years after the Closing Date or such other longer time period required by Law. Without limiting the foregoing, Seller shall be entitled to retain copies of any Records. After the Closing Date, Buyer shall cause the Sale Entities to (i) provide to Seller for any reasonable purpose relating to Seller’s ownership of the Sale Entities reasonable access to the Records upon reasonable prior notice during regular business hours and (ii) permit Seller to make such extracts and copies thereof as Seller may deem necessary.

Section 5.11 D&O Indemnification.

(a) From and after the Closing, Buyer shall, and shall cause the Sale Entities to, (i) indemnify, defend and hold harmless each current and former director, officer and employee of the Sale Entities and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of any Sale Entity (each, an “Indemnitee” and, collectively, the “Indemnitees”) against all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any actual or threatened claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative) (each, a “Claim”), whenever asserted, arising out of, relating to or in connection with any action or omission relating to their position with any Sale Entity occurring or alleged to have occurred before or on the Closing Date (including any Claim relating in whole or in part to this Agreement or the Contemplated Transactions), to the same extent such indemnitees were indemnified by Seller or the Sale Entities prior to the Effective Date pursuant to (A) the respective Organizational Documents of each of the Sale Entities then in effect and (B) any indemnification agreements with an Indemnitee disclosed to and made available to Buyer prior to the Effective Date, which shall in each case survive the Contemplated Transactions and continue in full force and effect to the extent permitted by applicable Law.

(b) The provisions of this Section 5.11 (i) will survive the Closing Date until the six-year anniversary of the Closing Date and (ii) are intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives from and after the Closing. The obligations of Buyer and the Sale Entities under this Section 5.11 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.11 applies unless (A) such termination or modification is required by applicable Law or (B) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.11 applies shall be third party beneficiaries of this Section 5.11).

Section 5.12 Insurance. Seller shall maintain or cause to be maintained in full force and effect the Insurance Policies until the Closing, including by maintaining each applicable Sale Entity as insureds. Without limiting the rights of Buyer set forth elsewhere in this Agreement, if any claims are made or Adverse Consequences occur or are suffered prior to the Closing Date that relate to any of the Sale Entities, and such claims, or claims associated with such Adverse Consequences, may be made against the Insurance Policies, then Seller shall use its Reasonable Efforts to ensure that, after the Closing Date, Seller, on behalf of Buyer, can file, notice and otherwise continue to pursue such claims and recover proceeds under the terms of such policies, and, provided that Buyer promptly reimburses Seller for Seller’s costs and out of pocket expenses incurred in performing such obligations, Seller agrees to cooperate in good faith with Buyer or its Affiliates to make the benefits of any Insurance Policies available to Buyer or its Affiliates and use Reasonable Efforts to obtain binding tail coverage, in each case at the expense of Buyer or its Affiliates.

Section 5.13 Financing.

(a) Buyer has delivered to Seller a true, complete and correct copy of one or more fully executed debt commitment letters, dated as of the date of this Agreement (such commitment letter(s) including all exhibits, schedules, annexes and joinders thereto, as the same may be amended, modified, supplemented, extended or replaced from time to time as permitted by this Section 5.13 is referred to herein as the “Debt Financing Commitment”), among (a) JPMorgan Chase Bank, National Association, Bank of America, N.A. and BofA Securities, Inc. (the “Debt Lenders”) and (b) Buyer, pursuant to which, among other things, the Debt Lenders have agreed, upon the terms and subject to the conditions of the Debt Financing Commitment, to provide or cause to be provided the financing commitments described therein; provided that, such Debt Financing Commitment may be redacted to remove fee amounts, any market “flex” provisions, pricing caps and other economic terms set forth therein, none of which affect the availability or net amount of the Debt Financing. The debt financing contemplated under the Debt Financing Commitment (including any debt securities and credit facilities issued in lieu of any portion of such debt financing) is referred to herein as the “Debt Financing”.

(b) Buyer shall, and shall use reasonable best efforts to cause its Representatives to, use their reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Debt Financing on the terms and conditions set forth in the Debt Financing Commitment (including any market flex provisions set forth therein) as promptly as practicable after the date hereof, including using reasonable best efforts to (i) maintain in effect and comply with the Debt Financing Commitment until the Closing, (ii) timely negotiate and enter into definitive agreements with respect to the Debt Financing (the “Debt Financing Documents”) on the terms and conditions set forth in the Debt Financing Commitment (and the market flex provisions thereof) so that the Debt Financing Documents are in effect as promptly as practicable but in any event no later than the Closing, (iii) satisfy or cause to be waived on a timely basis all conditions applicable to Buyer and its Representatives set forth in the Debt Financing Commitment or such definitive agreements and otherwise comply with their obligations thereunder, including, without limitation, timely amend (or arrange to prepay and terminate) any existing agreement with respect to indebtedness for borrowed money of the Buyer in a committed or outstanding amount or $25 million or more to permit the Debt Financing; (iv) prior to the Closing, enforce Buyer’s rights under the Debt Financing Commitment and the Debt Financing Documents, (v) prior to the Closing, comply with Buyer’s covenants and other obligations under the Debt Financing Commitment and the Debt Financing Documents, (vi) prior to the Closing, fully pay (or cause to be fully paid) all commitment fees, ticking fees, other fees, costs, expenses and other amounts due and payable prior to the Closing in connection with the Debt Financing; and (vii) upon the satisfaction or waiver of such conditions, consummate the Debt Financing in connection with the Closing.

(c) Prior to the Closing, Buyer shall not amend, modify or waive, or seek or agree to amend, modify or waive (in any case, whether by action or inaction) in any material respect, any term of the Debt Financing Commitment or the Debt Financing Documents without the prior written consent of the Seller. Buyer shall not, and shall not permit any of its Subsidiaries to, take any action not otherwise required under this Agreement that is a breach of, or would result in termination of, the Debt Financing Commitment. Buyer shall keep the Seller reasonably informed of the status of its efforts to arrange the Debt Financing and shall promptly provide to the Seller copies of all executed amendments, modifications, consents or waivers to or under the Debt Financing Commitment and all executed and substantially final draft Debt Financing Documents. Without limiting the generality of the foregoing, prior to the Closing Buyer shall give the Seller prompt notice: (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to the Debt Financing Commitment or any Debt Financing Documents of any provision of such Debt Financing Commitment or Debt Financing Documents; (ii) any termination, cancellation or repudiation by any party to any of the Debt Financing Commitment or Debt Financing Documents of which Buyer becomes aware; (iii) of the receipt by Buyer or any of its Subsidiaries or Representatives of any notice or other communication from any Person with respect to any (A) breach, default, termination or repudiation by any party to the Debt Finance Commitment or any Debt Financing Documents of any provision thereof or (B) dispute or disagreement between or among any parties to the Debt Financing Commitment or any Debt Financing Documents with respect to the Debt Financing; and (iv) if for any reason Buyer or any of its Subsidiaries believes in good faith that (A) there is a dispute or disagreement between or among any parties to the Debt Financing Commitment or any Debt Financing Documents with respect to the Debt Financing or (B) there is a reasonable likelihood that the Debt Financing will not be available for any reason on the terms, in the manner or from the sources contemplated by the Debt Financing Commitment or any Debt Financing Documents.

(d) If the Debt Financing in an aggregate amount (together with cash on hand of Buyer and its Subsidiaries) at least equal to the Base Purchase Price to be paid at Closing becomes unavailable on the terms and conditions contemplated by the Debt Financing Commitment for any reason (such event, an “Original Financing Failure”), Buyer shall promptly notify the Seller in writing of the Original Financing Failure and Buyer shall use all Reasonable Efforts to arrange and obtain, as promptly as reasonably practicable, alternative financing from alternative sources (including debt, equity or other financing) in an amount, when added with available cash of Buyer and its Subsidiaries, sufficient to consummate the transactions contemplated by this Agreement and to pay all related fees and expenses (the “Alternate Financing”), and to obtain one or more new financing commitment letters with respect to such Alternate Financing and related fee letters (collectively, the “New Commitment”), which shall replace the existing Debt Financing Commitment; provided that any such Alternate Financing shall not (i) obligate any Sale Entity or the JV Company prior to the Closing as a surety, guarantor or indemnitor or to extend credit to any person or (ii) impose any new or additional condition or otherwise expand any condition to draw and other terms that would reasonably be expected to affect the availability thereof at the Closing. Buyer shall promptly provide a true and complete copy of such New Commitment (as redacted to remove any fees, interest rates, “market flex” rights, and other economic terms, in each case that would not adversely affect the conditionality, enforceability, termination or aggregate principal amount of such alternative financing) in connection therewith to the Seller. In the event a New Commitment is obtained, (i) any reference in this Agreement to the “Debt Financing” shall mean the financing contemplated by the Debt Financing Commitment as modified pursuant to clause (ii) below, (ii) any reference in this Agreement to the “Debt Financing Commitment” shall be deemed to mean the New Commitment, and (iii) any references to “Debt Financing Documents” shall be deemed to mean the definitive agreement with respect to the Debt Financing on the terms and conditions set forth in the New Commitment.

Section 5.14 Financing Cooperation. The Seller shall, and shall cause its Subsidiaries to, and shall use Reasonable Efforts to cause each of their respective Representatives to, at Buyer’s sole expense, provide to Buyer such cooperation as is customary and reasonably requested by Buyer in connection with arranging, obtaining or syndicating the Debt Financing; provided that such requested cooperation pursuant to this Section 5.14 does not:

(a) conflict with or violate applicable Law or the governing documents of the Seller or any of its Subsidiaries or the JV Company,

(b) unreasonably interfere with the business or operations of the Seller or any of its Subsidiaries or the JV Company,

(c) cause the Seller or any of its Subsidiaries or the JV Company to violate any obligation of confidentiality or any other Contract binding on such Persons or result in a breach or default under any thereof, or that would require the Seller to waive or amend the terms of this Agreement or to take any action that would cause any representation or warranty in this Agreement to be breached by the Seller,

(d) require the Seller or any of its Subsidiaries or the JV Company to pay or incur any commitment or other similar fee, give any indemnities or incur or assume any liability or obligation in connection with the Debt Financing, except in the case of any Sale Entity, in each case, that is contingent upon the Closing or would only take effect after the Closing Date,

(e) cause, and would not reasonably be expected to cause, any director, officer or employee of the Seller or any of its Subsidiaries or any of their respective Representatives to incur any personal liability,

(f) require the directors of the Seller or any of its Subsidiaries (or require the equivalent governing body of any of them) to authorize or adopt any resolutions or consents approving the agreements, documents, instruments, actions or transactions contemplated in connection with the Debt Financing,

(g) require that the Seller or any of its Subsidiaries or the JV Company or their respective directors, officers or employees execute, deliver or enter into or perform any Contract in connection with the Debt Financing (other than customary authorization or representation letters or auditor engagement letters for purposes of effecting the cooperation envisioned hereunder),

(h) require the Seller or any of its Subsidiaries to prepare or provide pro forma financial statements or change any fiscal period, or any other forward-looking information, or to deliver any financial statements in a form or subject to a standard different than those provided to Buyer on or prior to the date hereof,

(i) require the Seller or any of its Subsidiaries or the JV Company (or use any efforts to cause their counsel or accountants to) deliver any opinions or reliance letters, including, in connection with the transactions contemplated hereby under any existing debt agreements of the Seller or any of its Subsidiaries, or to provide access to or disclose information that would jeopardize, or result in a loss or waiver of, any attorney-client privilege of the Seller or any of its Subsidiaries, or

(j) require the Seller or any of its Subsidiaries to file or furnish any reports or information with the SEC in connection with the Debt Financing.

Such cooperation may include using Reasonable Efforts to

(1) cause senior management of the Seller or any Subsidiary to be available, at mutually agreed times and places during normal business hours and upon reasonable advance notice, to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies in connection with the Debt Financing;

(2) assist with the preparation of customary materials relating to the Sale Entities and the JV Company for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents necessarily and customarily required in connection with the Debt Financing, in each case, as may be reasonably requested by Buyer;

(3) as promptly as reasonably practicable upon the reasonable request by Buyer, furnish Buyer and its Debt Financing Sources with financial and other pertinent information regarding the Sale Entities and the JV Company that is customarily required to prepare any offering memorandum, registration statement, prospectus, confidential information memorandum, lender presentation and other materials, in each case, necessary and customarily required in connection with the Debt Financing (including the Debt Financing Information); provided, however, (w) all non-public or otherwise confidential information regarding the Seller and its Subsidiaries furnished to Buyer pursuant to this Section 5.14 shall be kept confidential in accordance with the Confidentiality Agreement, and the Seller shall only be required to furnish such information to any prospective lenders or other proposed Debt Financing Source, underwriters, placement agents, initial purchasers or other third parties that have agreed to keep such information confidential pursuant to customary confidentiality undertakings with respect to such information consistent with the confidentiality provisions of the commitment letter, (x) in the case of any non-public or otherwise confidential information regarding the Seller or any of its Subsidiaries provided to Buyer, Buyer provides Seller a draft of such offering memorandum, prospectus or similar document used in the offering of Buyer’s debt securities reasonably in advance of the distribution thereof, and (y) confidential information regarding the Seller or any of its Subsidiaries included in such draft offering memorandum, prospectus or similar documents is customarily disclosed in offering memoranda, prospectuses or similar documents for public offerings of debt securities or offerings of debt securities pursuant to Rule 144A of a type similar to that being arranged by the Buyer;

(4) promptly (but in any event no later than three (3) Business Days prior to the Closing Date) furnish to the Debt Financing Sources all customary information regarding the Sale Entities and JV Company that is reasonably requested by the Debt Financing Sources and is required in connection with, and in accordance with the terms of, the Debt Financing by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and a certification regarding beneficial ownership as required by 31 C.F.R. §1010.230 to any Debt Financing Source that has requested such certification, relating to the Sale Entities and JV Company, in each case to the extent requested by Buyer in writing at least ten (10) Business Days prior to the Closing;

(5) if requested by Buyer, to cooperate with and assist Buyer in obtaining customary payoff letters and any necessary lien terminations and other instruments of discharge in connection with the repayment of existing indebtedness proposed to occur at Closing and other documentation and items relating and necessary to the Debt Financing as reasonably requested by Buyer, and, if requested by Buyer, to cooperate with and assist Buyer in obtaining such documentation and items (provided that (x) none of such documents or certificates shall be executed and/or delivered except in connection with and for the Closing and (y) such actions and documents shall become effective and operative only after or concurrently with, the occurrence of the Closing);

(6) provide customary authorization letters authorizing the distribution of information to prospective lenders regarding the Seller, subject to customary terms and conditions;

(7) assisting Buyer in securing the customary cooperation of the Seller’s independent registered accountants, including by requesting that such accountants provide, and using Reasonable Efforts to cause them to provide, customary comfort letters (including “negative assurance” and change period comfort) with respect to the historical financial information regarding the Sale Entities and the JV Company referenced in clause (3) and that is in an offering memorandum or prospectus for a securities offering comprising part of the Debt Financing to the extent such financial information is customarily subject to a comfort letter (including to provide any necessary management representation letters); and

(8) update any Debt Financing Information as may be necessary as of the Closing Date.

Notwithstanding anything to the contrary contained in this Agreement, no obligation of Seller, any Sale Entity or the JV Company under any certificate, document or instrument shall be effective until the Closing and neither Seller, any Sale Entity or the JV Company shall be required to take any action under any certificate, document or instrument that is not contingent upon the Closing or that would be effective prior to the Closing. Buyer shall indemnify, defend and hold harmless the Seller and its Affiliates, and their respective Representatives, from any Adverse Consequences suffered or incurred by them in connection with the arrangement of the Debt Financing or any information used in connection therewith, and the foregoing obligations shall survive termination of this Agreement. Buyer shall promptly reimburse the Seller and its Affiliates for all documented reasonable out of pocket costs and expenses (including advisors’, accountants’ and attorneys’ fees) incurred by the Seller or its Affiliates in connection with all cooperation pursuant to this Section 5.14. The parties acknowledge and agree that the provisions contained in this Section 5.14 represent the sole obligation of the Seller and its Affiliates and their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Buyer with respect to the transactions contemplated by this Agreement and no other provision of this Agreement (including the Exhibits and Annex hereto) shall be deemed to expand or modify such obligations.

Buyer acknowledges and agrees that obtaining the financing contemplated by this Section 5.14, or any other financing, is not a condition to the Closing, and affirms its obligations to consummate the Contemplated Transactions (subject to the conditions contained in Article VI) irrespective and independently of the availability of any such financing. Notwithstanding anything to the contrary herein, it is understood and agreed that the condition precedent set forth in Section 6.3, as applied to the Seller’s obligations under this Section 5.14, shall be deemed to be satisfied unless the Debt Financing has not been obtained as a direct result of the Seller’s breach of its obligations under this Section 5.14 that is the consequence of an action or omission by Seller and Seller knew or should have known that the taking of such action or the failure to take such action would be a material breach of such obligations.

Notwithstanding anything contained herein to the contrary, Deloitte & Touche LLP shall be the sole independent registered accounting firm with respect to Seller’s obligations under this Agreement.

Section 5.15 Required Financial Information. From the date hereof until Closing and subject to Section 5.14, Seller shall provide Buyer and its representatives with reasonable access to such business and financial records of the Sale Entities and the JV Company, and shall perform, at Buyer’s sole expense, such reasonable actions pertaining to the Sale Entities and the JV Company when reasonably requested by Buyer, including but not limited to, any records or actions reasonably requested by Buyer and necessary (i) to assist with filings with the United States Securities and Exchange Commission (the “SEC”), including filings of the financial information of Seller pursuant to Rule 3-05 of Regulation S-X and Article 11 of Regulation S-X, (ii) to cause Seller’s Representatives to cooperate in such assistance with filings with the SEC, including by performing any required audit, review or other procedures with respect to the financial information of the Sale Entities and the JV Company in connection with Buyer’s obligations under Rule 3-05 of Regulation S-X and Article 11 of Regulation S-X, and (iii) to fulfill any inquiry or inquiries in connection with the foregoing which Buyer in its reasonable discretion deems necessary hereunder; provided, however, that the Seller’s obligation to provide records pursuant to this Section 5.15 shall be limited to such records relating to periods up to and including the date of Closing. Buyer shall indemnify, defend and hold harmless the Seller and its Affiliates, and their respective Representatives, from and against any Adverse Consequences suffered or incurred by them in connection with the performance of Seller’s or its Affiliates’ performance of its obligations under Section 5.15(i), Section 5.15(ii) or Section 5.15(iii) or any information used in connection therewith, and the foregoing obligations shall survive termination of this Agreement. Buyer shall promptly reimburse the Seller and its Affiliates for all documented reasonable out of pocket costs and expenses (including advisors’, accountants’ and attorneys’ fees) incurred by the Seller or its Affiliates in connection with all cooperation pursuant to this Section 5.15.

Section 5.16 Release.

(a) For good and valuable consideration, effective as of the Closing, Seller, on behalf of itself and its Affiliates, direct and indirect stockholders and other equityholders and other Representatives, hereby unconditionally and irrevocably waive, release and forever discharge each of the Sale Entities and the JV Company, and each of the Sale Entities’ and the JV Company’s officers, directors and employees (collectively, the “Buyer Releasees”) from any and all any rights, claims, demands, debts, liabilities, damages, costs, expenses, of any kind whatsoever, known or unknown, suspected or unsuspected, absolute or contingent, at law or in equity, that any such Person now has, has ever had or may hereafter have against any Buyer Releasee, in each case solely to the extent arising contemporaneously with or prior to the Closing with respect to any fiduciary duties of the Sale Entities’ and the JV Company’s directors, officers and employees, in each individual’s capacity as such; provided however, that this release shall in no way release any Buyer Releasee from any obligation, liability, Claim or breach relating to any provision of this Agreement, any document or agreement delivered hereunder, or any of the Contemplated Transactions.

(b) For good and valuable consideration, effective as of the Closing, Buyer, on behalf of itself and its Affiliates, direct and indirect stockholders and other equityholders and other Representatives, hereby unconditionally and irrevocably waive, release and forever discharge Seller and Seller’s Representatives that were directors, officers or employees of the Sale Entities or the JV Company (the “Seller Releasees”) from any and all any rights, claims, demands, debts, liabilities, damages, costs, expenses, of any kind whatsoever, known or unknown, suspected or unsuspected, absolute or contingent, at law or in equity, that any such Person now has, has ever had or may hereafter have against any Seller Releasee, in each case solely to the extent arising contemporaneously with or prior to the Closing and with respect to any fiduciary duties of Seller, resulting from Seller being a shareholder or equityholder of a Sale Entity or JV Company, and any fiduciary duties of Seller’s directors, officers and employees, in each individual’s capacity as such; provided however, that this release shall in no way release any Seller Releasee from any obligation, liability, Claim or breach relating to any provision of this Agreement, any document or agreement delivered hereunder, or any of the Contemplated Transactions.

Section 5.17 R&W Insurance Policy. Buyer shall not, without the prior written consent of the Seller, amend, modify or terminate the waiver of subrogation included in the R&W Insurance Policy.

Section 5.18 Transition Services Agreement. Buyer and Seller shall reasonably cooperate to agree on the terms of the Transition Services Agreement prior to the Closing, taking into consideration in good faith the illustrative, non-binding examples of services contained in Exhibit C. A breach of this covenant shall be deemed a failure to comply in all material respects with covenants pursuant to Sections 6.3 and 7.3.

ARTICLE VI

CONDITIONS PRECEDENT TO BUYER’S OBLIGATIONS

The obligation of Buyer to purchase the Interests and to take the other actions required to be taken by Buyer at the Closing under this Agreement shall be subject to the satisfaction (or waiver, to the extent legally permissible, by Buyer), at or before the Closing, of each of the following conditions, and Buyer may not rely on the failure of any condition set forth below to be satisfied if such failure was caused by Buyer’s breach of this Agreement:

Section 6.1 No Injunction. No Law enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Contemplated Transactions.

Section 6.2 Representations and Warranties. The representations and warranties of Seller contained in Article III (and with respect to those qualified by “materiality,” “Material Adverse Effect” and similar qualifiers without consideration of such qualifier) shall be true and correct as of the Effective Date and as of the Closing as though made at and as of the Closing (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except for failures to be true and correct which do not, individually or in the aggregate, result in a Material Adverse Effect; provided however, that the Fundamental Representations of Seller (other than Section 3.2(a), Section 3.2(b) and Section 3.2(d)) shall be true and correct in all material respects as of the Closing as though made at and as of the Closing (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), and Section 3.2(a) and Section 3.2(b) shall be true and correct in all respects as of the Closing as though made at and as of the Closing.

Section 6.3 Performance. Seller shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Seller at or prior to the Closing.

Section 6.4 HSR Approval. The HSR Approval shall have been obtained at or prior to the Closing.

Section 6.5 FCC Approval. The FCC Approval shall have been obtained at or prior to Closing.

Section 6.6 Third Party Consents. All consents, authorizations and approvals from, and all notices, filings and registrations with third Persons that are listed on Schedule 6.6 shall have been obtained or made free of any term, condition, restriction, imposed liability or other provision that results in a Material Adverse Effect.

Section 6.7 Absence of Material Adverse Effect. Since the Effective Date, there shall not have occurred a Material Adverse Effect that is continuing.

Section 6.8 Officer’s Certificate. Buyer shall have received a certificate signed on behalf of Seller by an executive officer of Seller certifying the satisfaction by Seller of the conditions set forth in Section 6.2 and Section 6.3.

ARTICLE VII

CONDITIONS PRECEDENT TO SELLER’S OBLIGATIONS

The obligation of Seller to sell the Interests and to take the other actions required to be taken by Seller at the Closing under this Agreement shall be subject to the satisfaction (or waiver, to the extent legally permissible, by Seller), at or before the Closing, of each of the conditions listed below, and Seller may not rely on the failure of any condition set forth below to be satisfied if such failure was caused by Seller’s breach of this Agreement:

Section 7.1 No Injunction. No Law enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Contemplated Transactions.

Section 7.2 Representations and Warranties. The representations and warranties of Buyer contained in Article IV (and with respect to those qualified by “materiality,” “Buyer Material Adverse Effect” and similar qualifiers without consideration of such qualifier) shall be true and correct as of the Effective Date and as of the Closing as though made at and as of the Closing (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except for failures to be true and correct which do not, individually or in the aggregate, result in a Buyer Material Adverse Effect; provided, however, that the representations and warranties of Buyer in Sections 4.1, 4.2(a) and 4.4 shall be true and correct in all material respects as of the Closing as though made at and as of the Closing (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date).

Section 7.3 Performance. Buyer shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing.

Section 7.4 HSR Approval. The HSR Approval shall have been obtained at or prior to Closing and shall be free of any term, condition, restriction, liability or other provision imposed by a Governmental Authority that is materially adverse to the Seller or any of its Affiliates.

Section 7.5 FCC Approval. The FCC Approval shall have been obtained at or prior to Closing and shall be free of any term, conditions, restriction, liability or other provision imposed by a Governmental Authority that is materially adverse to the Seller or any of its Affiliates.

Section 7.6 Third Party Consents. All consents, authorizations and approvals from, and all notices, filings and registrations with third Persons that are listed on Schedule 7.6 shall have been obtained or made free of any material term, condition, restriction, imposed liability or other provision.

Section 7.7 Replacement Assurances. Buyer shall have, or shall have caused, the Support Obligations to be replaced (including providing any replacement documents) or provided for, as applicable, by Buyer or its Affiliates, and all such Support Obligations provided for by Seller or its Affiliates shall be terminated (and returned to Seller) and Seller or its Affiliates shall be released from any Adverse Consequences related thereto, or back-to-back guarantees shall have been provided, in each case as set forth in Section 5.8(c).

Section 7.8 Officer’s Certificate. Seller shall have received a certificate signed on behalf of Buyer by an executive officer of Buyer certifying the satisfaction by Buyer of the conditions set forth in Section 7.2 and Section 7.3.

ARTICLE VIII

CLOSING

Section 8.1 Time and Place of Closing. Subject to Article IX, the closing of the sale by Seller and the purchase by Buyer of the Interests (the “Closing”) shall take place at the offices of McGuireWoods LLP, Gateway Plaza, 800 E. Canal Street, Richmond, Virginia 23219 on the date that is (i) the earlier of (A) if applicable, the Closing Date determined pursuant to the Agreed Closing Date Process, and (B) December 31, 2021 (provided that all of the conditions contained in Articles VI and VII are then satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions)), or (ii) if the Closing has not occurred on or prior to December 31, 2021, the third (3rd) Business Day after the date on which all of the conditions contained in Articles VI and VII are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) or at such other time and place mutually agreed by Buyer and Seller, (the date on which the Closing occurs being herein referred to as the “Closing Date”). The Closing shall be effective as of 11:59 p.m. Eastern Time on the Closing Date.

Section 8.2 Deliveries. At the Closing:

(a) Seller will deliver, or cause to be delivered, the following to Buyer:

(i) the Assignment of Membership Interests, duly executed by Seller;

(ii) certificates evidencing the certificated Interests, if such Interests are certificated, accompanied by the Stock Power duly executed by Seller;

(iii) an officer’s certificate dated as of the Closing Date, certifying that, to the best of such officer’s knowledge, the conditions set forth in Sections 6.2 and 6.3 have been satisfied;

(iv) the resignations of all directors and officers of the Sale Entities and the JV Company that are not Transferred Employees (and with respect to the JV Company, solely to the extent such directors and officers were appointed by Seller or any of its Affiliates); and

(v) the Transition Services Agreement, duly executed by Seller.

(b) Buyer will deliver, or cause to be delivered, the following to Seller:

(i) the Base Purchase Price required by Section 2.1(b) of this Agreement;

(ii) the Assignment of Membership Interests, duly executed by Buyer;

(iii) an officer’s certificate dated as of the Closing Date, certifying that, to the best of such officer’s knowledge, the conditions set forth in Sections 7.2 and 7.3 have been satisfied;

(iv) reasonable evidence of the replacement, termination and release or provision of back-to-back guarantees for all Support Obligations, in each case, in accordance with Section 5.8(c); and

(v) the Transition Services Agreement, duly executed by Buyer.

ARTICLE IX

TERMINATION

Section 9.1 Methods of Termination. This Agreement may be terminated and the Contemplated Transactions may be abandoned as follows:

(a) by mutual written consent of Seller and Buyer;

(b) by either of Seller, on the one hand, or Buyer, on the other hand:

(i) if the Closing has not occurred on or before December 31, 2021 (the “Initial Termination Date”), provided, however, that either Seller, on the one hand, or Buyer, on the other hand may, in its sole discretion, unilaterally elect to extend the Initial Termination Date to June 30, 2022 in the event the Closing has not occurred by the Initial Termination Date due to the failure of the condition set forth in Section 6.4 and Section 7.4 being met, but all other conditions in Articles VI and VII (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) having been satisfied or waived on the day immediately preceding the Initial Termination Date (the Extended Termination Date”); provided, that neither Seller nor Buyer may terminate this Agreement pursuant to this Section 9.1(b)(i) if it is in breach of any of its covenants or agreements and such breach has primarily caused or resulted in either (1) the failure to satisfy the conditions to its obligations to consummate the Closing set forth in Article VI or Article VII, as applicable, prior to the Termination Date or (2) the failure of the Closing to have occurred prior to the Termination Date; or

(ii) if any Law having the effect set forth in Section 6.1 or Section 7.1 shall not have been reversed, stayed, enjoined, set aside, annulled or suspended and shall be in full force and effect and, in the case of any ruling, decree, judgment, injunction or order of any Governmental Authority (each, a “Restraint”), shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Restraint was primarily due to the breach by such party of its obligations under Section 5.2.

(c) by Buyer, if Seller shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2 or Section 6.3, respectively and (B) cannot be cured by Seller by the Termination Date or, if capable of being cured, shall not have been cured within thirty (30) days following receipt of written notice from Buyer stating Buyer’s intention to terminate this Agreement pursuant to Section 9.1(c) and the basis for such termination; provided that Buyer shall not have the right to terminate this Agreement pursuant to this Section 9.1(c) if it is then in material breach of any of its representations, warranties, covenants or other agreements hereunder; or

(d) by Seller, if Buyer shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.2 or Section 7.3, respectively, and (B) cannot be cured by Buyer by the Termination Date or, if capable of being cured, shall not have been cured within thirty (30) days following receipt of written notice from Seller stating Seller’s intention to terminate this Agreement pursuant to this Section 9.1(d) and the basis for such termination; provided that, Seller shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if it is then in material breach of any of its representations, warranties, covenants or other agreements hereunder.

Section 9.2 Effect of Termination.

(a) In the event of the termination of this Agreement as provided in Section 9.1, written notice thereof shall be given to the other Party, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and have no further force or effect (other than, this Section 9.2 and Article XI, all of which shall survive termination of this Agreement), and, there shall be no liability on the part of any Party or their respective directors, officers, other representatives or Affiliates, whether arising before or after such termination, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter hereof (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity); provided, however, that no Party shall be relieved or released from any liabilities or damages arising out of any material breach of this Agreement prior to such termination that gave rise to the failure of a condition set forth in Article VI or Article VII, as applicable. In the event of a termination pursuant to Section 9.1(b)(i) (after taking account of any elections to extend the Termination Date to the Extended Termination Date), and provided that all of the conditions contained in Articles VI and VII (other than the conditions contained in Section 6.4 and 7.4, or those contained in Sections 6.1 or 7.1 solely due to not obtaining the HSR Approval) have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing or conditions that have not been satisfied as a result of a breach or failure to perform by Buyer of any its representations, warranties, covenants or agreements set forth in this Agreement) on or before the Termination Date or Extended Termination Date, as applicable, then upon such termination, Buyer shall pay the Termination Fee to Seller within three (3) Business Days, provided however, that in the event of a termination by Seller pursuant to Section 9.1(b)(i) due to a condition set forth in Sections 7.4 or Section 7.5 not having been satisfied, but all other conditions to Closing set forth in Articles VI and Article VII having been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing or conditions that have not been satisfied as a result of a breach or failure to perform by Seller of any its representations, warranties, covenants or agreements set forth in this Agreement), then Seller shall forfeit the Termination Fee and pay to Buyer all reasonable and documented third-party costs of Buyer related to the Contemplated Transactions up to $12,000,000 and such fee shall be the sole and exclusive remedy of Buyer and its Affiliates, stockholders, Subsidiaries, officers, directors, employees and Representatives against Seller, its Affiliates and its and its Affiliates’ stockholders, officers, directors, employees and Representatives with respect to the Contemplated Transactions and Seller and its Affiliates shall have no further liabilities or obligations arising under this Agreement or the Contemplated Transactions. The Confidentiality Agreement shall survive in accordance with its terms following termination of this Agreement.

(b) Seller acknowledges and agrees that in the event that the Termination Fee is paid to Seller pursuant to Section 9.2(a), the payment of the Termination Fee shall be the sole and exclusive remedy of Seller and its Affiliates, stockholders, Subsidiaries, officers, directors, employees and Representatives against Buyer, its Affiliates and its and its Affiliates’ stockholders, officers, directors, employees and Representatives with respect to the Contemplated Transactions and Buyer and its Affiliates shall have no further liabilities or obligations arising under this Agreement or the Contemplated Transactions.

(c) Notwithstanding anything to the contrary contained herein, Seller agrees on behalf of itself and its Subsidiaries and their respective Representatives that it and such other Persons shall not have any rights or claims against any Debt Financing Source in its capacity as such (or any current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or advisors of any such Debt Financing Source in its capacity as such) in connection with this Agreement, the Debt Financing, the Debt Financing Commitment or the transactions contemplated hereby or thereby, whether at law or equity, contract, tort or otherwise, nor shall any Debt Financing Source in its capacity as such (or any current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or advisors of any Debt Financing Source in its capacity as such) have any obligations or liability to the Seller or any of its Subsidiaries and their respective Representatives in connection with this Agreement, the Debt Financing Commitment or the transactions contemplated hereby or thereby, all of which are hereby waived; provided that the foregoing shall not be interpreted as (i) limiting the ability of Buyer to enforce their rights and remedies under the Debt Financing Commitment or (ii) otherwise limiting the obligations of the Debt Financing Sources to Buyer (and their successors, assigns and Affiliates) and/or the other rights of the parties to the Debt Financing Commitment or any Debt Financing Agreement.

ARTICLE X

INDEMNIFICATION

Section 10.1 Indemnification.

(a) Indemnification by Seller. Subject to the limitations set forth in this Article X, from and after the Closing, Seller shall, indemnify, defend and hold harmless Buyer, its Affiliates and each of their respective stockholders, members, partners, managers, officers, directors, employees, consultants, agents and representatives (the “Buyer Indemnified Parties”), from any and all Adverse Consequences actually incurred or paid by a Buyer Indemnified Party as a result of (i) any breach of any representation or warranty of Seller contained in Article III of this Agreement, (ii) any breach of any covenant or agreement of Seller contained in this Agreement, or (iii) the Retained Liabilities.

(b) Indemnification by Buyer. Subject to the limitations set forth in this Article X, from and after the Closing, Buyer shall indemnify, defend and hold harmless Seller, its Affiliates and each of their respective stockholders, members, partners, managers, officers, directors, employees, consultants, agents and representatives (the “Seller Indemnified Parties”), from any and all Adverse Consequences actually incurred or paid by a Seller Indemnified Party as a result of (i) any breach of any representation or warranty of Buyer contained in Article IV of this Agreement, (ii) any breach of any covenant or agreement of Buyer contained in this Agreement or (iii) any liability of a Sale Entity or the JV Company, whether arising before, on or after the Closing Date, except for (A) Retained Liabilities or (B) any liability for which Seller has indemnification obligations pursuant to Sections 10.1(a)(i) or (ii) above.

Section 10.2 Procedure for Indemnification.

(a) Notice of Claims. Each claim for indemnification, including Third Party Claims (as defined below) must be made by delivery by the Party to be indemnified (the “Indemnified Party”) to the Party responsible for the indemnification obligation (the “Indemnifying Party”) of written notice containing details reasonably sufficient to disclose to the Indemnifying Party the nature and scope of the claim including an estimate of the amount of claimed Adverse Consequences and copies of all relevant pleadings, documents and information within ten (10) Business Days after the Indemnified Party’s knowledge of such claim. Any failure in the delivery of such notice shall not affect the obligations of the Indemnifying Party, except to the extent that the rights and remedies of the Indemnifying Party are adversely affected or prejudiced as a result of the failure to give, or delay in giving, such notice.

(b) Third Party Claims. In the event that any Action is brought against an Indemnified Party by a third party for which the Indemnifying Party may be required to indemnify the Indemnified Party hereunder (each a “Third Party Claim”), such Third Party Claim shall be defended by the Indemnifying Party and such defense shall include all appeals or reviews. The Party defending any such claims shall not settle any such claims without the written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Each Party shall fully cooperate at its own expense in connection with the defense of any Third Party Claims, including, without limitation, reasonable access to each Party’s records and personnel relating to such claim, and each Party will have the right to participate in the defense of any claim by counsel of its own choosing and at its own expense.

Section 10.3 Survival. The representations and warranties of the Parties contained in this Agreement shall survive the Closing for a period of twelve (12) months after the Closing Date; provided, however, that (i) the representations and warranties set forth in Section 3.9 (Tax Matters) shall survive the Closing until the sixtieth (60th) day after expiration of the statute of limitations period applicable thereto, (ii) the Fundamental Representations (other than Section 3.2(d), which shall survive for a period of two (2) years after the Closing Date) shall survive the Closing for a period of five (5) years after the Closing Date and (iii) notwithstanding the foregoing, any claims involving fraud shall survive the Closing indefinitely. The covenants and agreements of the Parties to be performed or complied with prior to the Closing shall survive the Closing for a period of twelve (12) months after the Closing Date and those covenants and agreements of the Parties that by their terms are to be performed or complied with after the Closing shall survive until fully performed in accordance with their terms. No Indemnifying Party shall have any liability for any claim for indemnification made pursuant to Section 10.1(a) or 10.1(b) by an Indemnified Party hereunder unless the Indemnified Party notifies such Indemnifying Party of such claim in writing, setting forth in reasonable detail the nature of the claim on or before the expiration of the time periods provided in the first sentence of this Section 10.3; provided that if no notice of a claim for indemnification made pursuant to Section 10.1(a) or 10.1(b) has been made within the time periods set forth above in this Section 10.3, then such claim for indemnification shall be waived.

Section 10.4 Exclusivity. Following the Closing, except for fraud, the rights and remedies of Seller and the Seller Indemnified Parties, on the one hand, and Buyer and the Buyer Indemnified Parties, on the other hand, for damages under this Article X are, solely as between Seller and the Seller Indemnified Parties on the one hand, and Buyer and the Buyer Indemnified Parties on the other hand, exclusive and in lieu of any and all other rights and remedies for damages which Seller and the Seller Indemnified Parties on the one hand, and Buyer and the Buyer Indemnified Parties on the other hand, may have under this Agreement or under applicable Laws with respect to the Contemplated Transactions, including any breach of this Agreement, warranty, tortious conduct or otherwise, and whether at common law, statute, strict liability, equity, or otherwise, and each Party agrees to waive to the fullest extent permitted by applicable Law, any claims or rights with respect thereto unless specifically provided for in this Section 10.4. Notwithstanding the foregoing, a Party may bring an Action to enforce this Article X.

Section 10.5 Limitation of Claims; Mitigation. Notwithstanding anything to the contrary contained herein:

(a) Subject to the other limitations set forth herein, and except for indemnifiable Claims arising out of or based upon (i) fraud, (ii) breaches of Fundamental Representations, and (iii) the Retained Liabilities, the sole and exclusive source of recovery for indemnifiable claims of the Buyer Indemnified Parties under Section 10.1(a)(i) shall be (x) first, to the extent such Adverse Consequences exceed, in the aggregate, $8,887,500 (the “Basket Amount”), from Seller until Adverse Consequences paid by Seller under Section 10.1(a)(i) equal $8,887,500 (the “Cap”), and (y) second, from the R&W Insurance Policy. For the avoidance of doubt, in the event that a recovery under the R&W Insurance Policy or otherwise is unavailable or insufficient for any or no reason, to satisfy the full amount of indemnifiable Adverse Consequences of the Buyer Indemnified Parties asserted against the Seller under Section 10.1(a)(i), the Seller shall have no liability or obligation whatsoever to any Buyer Indemnified Party under this Agreement or otherwise for such claims or Adverse Consequences in excess of the Cap, except for indemnifiable claims arising out of or based upon fraud or breaches of the Fundamental Representations or the Retained Liabilities.

(b) Subject to the other limitations set forth herein, the Seller shall not have liability under this Agreement (other than for Retained Liabilities and fraud) in excess of the Base Purchase Price.

(c) No representation or warranty made in Article III shall be deemed to be breached and no claim for indemnification pursuant to Section 10.1(a)(i) may be made unless the Adverse Consequences resulting from or arising out of any individual circumstance or occurrence that results in Adverse Consequences actually incurred or paid by a Buyer Indemnified Party exceed $2,000,000 (the “Per Claim Threshold”), and if such Adverse Consequences exceed the Per Claim Threshold, the full amount thereof (after taking into account the limitations set forth in this Article X) shall be taken into account in determining whether, and the extent to which, the Basket Amount has been met and, if the Basket Amount has been met, shall be subject to indemnification under this Article except to the extent limited by this Section 10.5; provided, that the Per Claim Threshold limitation shall not apply to breaches of any of Seller’s Fundamental Representations or fraud.

(d) For purposes of determining the existence of a breach of any representations or warranties indemnifiable hereunder, and in calculating the amount of any Adverse Consequences indemnifiable hereunder, except with respect to the Fundamental Representations, Sections 3.5 and 3.6 and the definition of “Material Contracts”, any reference to “material,” “materiality,” or Material Adverse Effect contained within such representations and warranties will be disregarded.

(e) Notwithstanding anything in this Agreement, (i) Seller shall not be liable for any Adverse Consequences actually incurred or paid by a Buyer Indemnified Party to the extent that such Adverse Consequences arose from (A) a change in accounting or Law, policy or practice made after the Closing Date or (B) any Law not in force on the Closing Date, and (ii) no Party shall be responsible for Adverse Consequences with respect to any claim which is contingent unless and until such contingent claim becomes an actual Adverse Consequence of the Indemnified Party, so long as such claim was timely submitted pursuant to Section 10.3.

(f) Notwithstanding anything in this Agreement, no Party shall be liable under this Article X for an amount (i) to the extent, if any, that any Adverse Consequences giving rise to such amount results from a failure on the part of any Indemnified Party to exercise good faith in not jeopardizing or prejudicing the interests of the Indemnifying Party or (ii) unless and until all rights and remedies of an Indemnified Party under any other obligation of indemnification in its favor shall have first been exhausted, including using Reasonable Efforts to (A) secure payment from insurance policies that provide coverage with respect to such Adverse Consequences, and (B) secure reimbursement, indemnity or other payment from any third Person obligated by Contract or otherwise to reimburse, indemnify or pay the Indemnified Party with respect to such Adverse Consequences.

(g) Notwithstanding anything in this Agreement or any applicable Law to the contrary, it is understood and agreed by each of the Parties that, except in the case of fraud, no stockholder, member, partner, manager, officer, director, employee, consultant, agent, representative or Affiliate of any Party hereto shall have (i) any personal liability to any Buyer Indemnified Party or Seller Indemnified Party as a result of the breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise arising out of or in connection with the Contemplated Transactions, or (ii) any personal obligation to indemnify any Buyer Indemnified Party or any Seller Indemnified Party for any claims pursuant to this Article X, and Buyer, for itself and all other Buyer Indemnified Parties and each Seller, for itself and all other Seller Indemnified Parties, hereby waive and release and shall have no recourse against any of such Persons described in this Section 10.5(g) as a result of the breach of any representation, warranty, covenant or agreement contained herein or otherwise arising out of or in connection with the Contemplated Transactions. An Indemnified Party shall use Reasonable Efforts to mitigate all Adverse Consequences relating to an indemnifiable claim as required under applicable Law, and shall provide such evidence and documentation of the nature and extent of such claim as may be reasonably requested by the Indemnifying Party. An Indemnified Party’s Reasonable Efforts shall include the reasonable expenditure of money, including the payment of any legal fees, to mitigate or otherwise reduce or eliminate any Adverse Consequences for which indemnification would otherwise be due under this Article X, in each case to the extent required under applicable Law.

(h) An Indemnifying Party’s indemnification obligations under this Article X shall be reduced (but not below zero) to the extent that the Adverse Consequences related to a claim is (A) covered by and paid to the Indemnified Party pursuant to a reimbursement, indemnification or payment from a third Person with respect to such Adverse Consequences, or (B) covered by any insurance policies that provide coverage with respect to such Adverse Consequences.

(i) NOTWITHSTANDING ANY PROVISION IN THIS AGREEMENT TO THE CONTRARY, UNDER NO CIRCUMSTANCES SHALL ANY PARTY, OR ITS AFFILIATES, OR ITS OR THEIR STOCKHOLDERS, MEMBERS, PARTNERS, MANAGERS, DIRECTORS, OFFICERS, EMPLOYEES, CONSULTANTS, AGENTS OR REPRESENTATIVES, BE RESPONSIBLE OR LIABLE FOR AND NO PARTY SHALL BE ENTITLED TO SEEK, ANY PUNITIVE, EXEMPLARY OR CONSEQUENTIAL (TO THE EXTENT NOT REASONABLY FORESEEABLE) DAMAGES; PROVIDED THE FOREGOING SHALL NOT APPLY TO THIRD PARTY CLAIMS FOR WHICH ANY PARTY IS OBLIGATED TO INDEMNIFY ANOTHER PARTY HEREUNDER, OR TO FRAUD.

Section 10.6 Tax Treatment of Indemnity Payments. Seller and Buyer agree to treat any indemnity payment made pursuant to this Article X as an adjustment to the Purchase Price for Tax purposes.

Section 10.7 Waiver; Disclaimer.

(a) NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY AND EXCEPT FOR THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III, IT IS THE EXPLICIT INTENT OF EACH OF THE PARTIES, AND THE PARTIES HEREBY AGREE, THAT NEITHER SELLER NOR ANY OF ITS AFFILIATES OR THEIR RESPECTIVE REPRESENTATIVES HAVE MADE OR ARE MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, WHETHER AT COMMON LAW, STATUTORY OR OTHERWISE, WRITTEN OR ORAL WITH RESPECT TO (I) THE INTERESTS, THE SALE ENTITIES, THE JV COMPANY OR ANY PART THEREOF, AND (II) THE ACCURACY OR COMPLETENESS OF THE INFORMATION, RECORDS, AND DATA NOW, HERETOFORE, OR HEREAFTER MADE AVAILABLE TO BUYER IN CONNECTION WITH THIS AGREEMENT (INCLUDING ANY DESCRIPTION OF THE SALE ENTITIES, THE JV COMPANY, EXPENSE ASSUMPTIONS OR ENVIRONMENTAL INFORMATION, OR ANY OTHER INFORMATION FURNISHED TO BUYER BY SELLER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES) AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.

(b) EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, SELLER’S INTERESTS IN THE SALE ENTITIES AND THE JV COMPANY ARE BEING TRANSFERRED THROUGH THE SALE OF THE INTERESTS “AS IS, WHERE IS, WITH ALL FAULTS,” AND SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE ASSETS OR OPERATIONS OF THE SALE ENTITIES AND THE JV COMPANY OR THE PROSPECTS (FINANCIAL OR OTHERWISE), RISKS AND OTHER INCIDENTS OF THE SALE ENTITIES AND THE JV COMPANY AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. WITHOUT LIMITING THE GENERALITY OF THE IMMEDIATELY PRECEDING SENTENCE, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, SELLER HEREBY EXPRESSLY DISCLAIMS AND

NEGATES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT COMMON LAW, STATUTORY, OR OTHERWISE, RELATING TO THE CONDITION OF THE ASSETS OF THE SALE ENTITIES OR THE JV COMPANY (INCLUDING ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY, USE, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR OF CONFORMITY TO SAMPLES OF MATERIALS, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN (WHETHER LATENT, PATENT OR OTHERWISE), OR THE PRESENCE OR ABSENCE OF ANY HAZARDOUS SUBSTANCES). THE PROVISIONS CONTAINED IN THIS AGREEMENT ARE THE RESULT OF EXTENSIVE NEGOTIATIONS BETWEEN BUYER AND SELLER AND NO OTHER ASSURANCES, REPRESENTATIONS OR WARRANTIES ABOUT THE QUALITY, CONDITION, OR STATE OF THE SALE ENTITIES OR THE JV COMPANY WERE MADE BY SELLER IN CONNECTION WITH THE EXECUTION OF THIS AGREEMENT.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Amendment and Modification. This Agreement (other than amending the Schedules pursuant to Section 5.5) may be amended, modified and supplemented only by written agreement of Buyer and Seller. Notwithstanding anything to the contrary contained herein, Sections 9.2(c), 11.1, 11.2, 11.9, 11.10, and 11.11 (and any defined terms as used in such provisions (but not as used for any other purpose in this Agreement)) and any other provision of this Agreement to the extent modifying the substance of such provision may not be, in each case, amended, supplemented or otherwise modified in a manner materially adverse to the Debt Financing Sources without the prior written consent of any such adversely affected Debt Financing Source.

Section 11.2 Waiver of Compliance. Any failure of Buyer or Seller to comply with any obligation, covenant, agreement or condition contained herein may be expressly waived in writing by Seller, in the event of any such failure by Buyer, or by Buyer, in the event of any such failure by Seller, but such waiver or failure to insist upon strict compliance shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Notwithstanding anything to the contrary contained herein, Sections 9.2(c), 11.1, 11.2, 11.9, 11.10, and 11.11 (and any defined terms as used in such provisions (but not as used for any other purpose in this Agreement)) and any other provision of this Agreement to the extent modifying the substance of such provision may not be, in each case, waived, amended, supplemented or otherwise modified in a manner materially adverse to the Debt Financing Sources without the prior written consent of any such adversely affected Debt Financing Source.

Section 11.3 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and may be given by any of the following methods: (a) personal delivery; (b) email transmission but only to the extent promptly followed by overnight or certified mail, postage prepaid, return receipt requested; (c) overnight or certified mail, postage prepaid, return receipt requested; or (d) next day air courier service. Notices shall be sent to the appropriate Party at its address or email address given below (or at such other address or electronic address for such Party as shall be specified by notice given hereunder).

If to Seller, to:

Dominion Energy Questar Corporation

120 Tredegar Street

Richmond, VA 23219

Attn: Carlos M. Brown, Senior Vice President, General Counsel and Chief Compliance Officer

Email: carlos.m.brown@dominionenergy.com

with a copy to (which shall not constitute notice):

McGuireWoods LLP

Gateway Plaza

800 E. Canal Street

Richmond, VA 23219

Attn: Joanne Katsantonis

Email: jkatsantonis@mcguirewoods.com

or to such other Person or address as Seller shall designate in writing.

If to Buyer to:

Southwest Gas Holdings, Inc.

8360 S Durango Drive

Las Vegas, NV 89113

Attn: Karen Haller; Executive Vice President/Chief Legal and Administrative Officer

Email: karen.haller@swgas.com

with a copy to (which shall not constitute notice):

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94115

Attn: Brandon Parris and Mike Krigbaum

E-mail: BParris@mofo.com; mkrigbaum@mofo.com

or to such other Person or address as Buyer shall designate in writing.

All such notices, requests, demands, waivers and communications shall be deemed effective upon (i) actual receipt thereof by the addressee, (ii) actual delivery thereof to the appropriate address or (iii) in the case of an email transmission, transmission thereof by the sender to the correct email address.

Section 11.4 Binding Nature; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, by operation of law or otherwise, by any of the Parties hereto without the prior written consent of the other Party. Nothing contained herein, express or implied, is intended to confer on any Person other than the Parties hereto or their successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement. Any assignment in contravention of the foregoing sentence shall be null and void and without legal effect on the rights and obligations of the Parties hereunder.

Section 11.5 Entire Agreement. This Agreement, including the Schedules, the Exhibits, the Ancillary Agreements and the Confidentiality Agreement, embodies the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. This Agreement, including the Schedules, the Exhibits, the Ancillary Agreements and the Confidentiality Agreement, supersedes all prior agreements and understandings among the Parties with respect to such subject matter and supersede any letters, memoranda or other documents or communications, whether oral, written or electronic, submitted or made by (i) Buyer or its Affiliates, agents or representatives to Seller, the Sale Entities, the JV Company or any of their respective agents or representatives, or (ii) Seller, the Sale Entities, the JV Company or their respective agents or representatives to Buyer or any of its agents or representatives, in connection with the bidding process which occurred prior to the execution of this Agreement or otherwise in connection with the negotiation and execution of this Agreement. No communications by or on behalf of Seller or its Affiliates, including responses to any questions or inquiries, whether orally, in writing or electronically, and no information provided in any data room or any copies of any information from any data room provided to Buyer or any other information shall be deemed to constitute a representation, warranty or an agreement of Seller or its Affiliates or be part of this Agreement.

Section 11.6 Expenses. Each Party shall pay its own expenses in connection with the negotiation of this Agreement, the performance of its obligations hereunder, and the consummation of the Contemplated Transactions, including, except as otherwise provided herein, the cost of legal, technical and financial consultants and the cost of filing for and prosecuting applications for the HSR Approval and the consents, authorizations, approvals, notices, filings and registrations listed on Schedule 3.4. Buyer, on the one hand, and Seller, on the other hand, shall each be responsible for the payment of fifty percent (50%) of all Transfer Taxes pursuant to Section 5.3(a). Buyer shall be responsible for all payments, costs, fees and expenses to obtain the consent of any Person whose consent is required, including those identified on Schedule 5.2(b), and Seller shall not be required to make any payments or incur any fees or similar expenses with respect thereto. Notwithstanding anything contained herein to the contrary, Buyer shall pay all premiums, fees, costs, taxes and commissions associated with the R&W Insurance Policy.

Section 11.7 Press Releases and Announcements; Disclosure. No press release or other public announcement or disclosure related to this Agreement or the Contemplated Transactions (including, but not limited to, the terms and conditions of this Agreement) shall be issued or made by any Party without the prior written approval of the other Party. The foregoing shall not prohibit (a) any disclosure required by Law (including requirements of the SEC or the New York Stock Exchange) or (b) any press release or other public statement that is consistent in all material respects with previous press releases, public disclosures or public statements made by a party hereto in accordance with this Agreement.

Section 11.8 Acknowledgment. Buyer further acknowledges that (i) Buyer, either alone or together with any Persons Buyer has retained to advise it with respect to the Contemplated Transactions (the “Advisors”), has knowledge and experience in transactions of this type and in the business of the Sale Entities and the JV Company and is therefore capable of evaluating the risks and merits of acquiring the Interests, (ii) it has relied on its own independent investigation in determining to enter into this Agreement, (iii) none of Seller, the Sale Entities, the JV Company or any of their respective representatives or agents or any other Person has given any investment, legal or other advice or rendered any opinion as to whether the purchase of the Interests is prudent, and Buyer is not relying on any representation or warranty by Seller, the Sale Entities or the JV Company or their Affiliates, or any of their respective representatives or agents except as expressly set forth in Article III of this Agreement and Buyer and its Advisors, if any, have had the opportunity to ask questions and receive responses concerning the Sale Entities and the JV Company and the terms and conditions of this Agreement.

Section 11.9 No Third Party Beneficiaries. Except as provided in Sections 5.11 and 11.16, this Agreement is solely for the benefit of the Parties and their respective successors and permitted assigns, and this Agreement shall not otherwise be deemed to confer upon or give to any other Person any right, claim, cause of action, or other interest herein. Notwithstanding anything to the contrary contained herein, (i) the Debt Financing Sources shall be express third-party beneficiaries of Sections 9.2(c), 11.1, 11.2, 11.9, 11.10, and 11.11, (ii) each such Section shall expressly inure to the benefit of the Debt Financing Sources and (iii) the Debt Financing Sources shall be entitled to rely on and enforce the provisions of such Sections.

Section 11.10 Governing Law; Jurisdiction. This Agreement shall be construed and enforced in accordance with the Laws of the State of New York without giving effect to the choice of law principles thereof. Each Party consents to personal jurisdiction in any action brought in any court, federal or state, within the Borough of Manhattan having subject matter jurisdiction arising under this Agreement, and each of the Parties hereto agrees that any action instituted by either of them against the other with respect to this Agreement will be instituted exclusively in a court, federal or state, within the Borough of Manhattan. Each of the Parties hereto irrevocably waives the defense of an inconvenient forum to the maintenance of any such action.

For the avoidance of doubt (a) any action, controversy or dispute of any kind or nature, whether at Law, in equity, in contract, in tort or otherwise, involving a Debt Financing Source in connection with this Agreement, the Debt Financing Commitment or the transactions contemplated hereby or thereby shall (except as expressly set forth in the Debt Financing Commitment or any Debt Financing Agreement) be governed by, and construed in accordance with, the Laws of the State of New York, and (b) each of the Parties agrees on behalf of itself, its Subsidiaries and their respective Representatives that it, its Subsidiaries and their respective Representatives will not bring or support any action, whether in Law, in equity, in contract, in tort or otherwise, against any Debt Financing Source and any of its current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons,

Affiliates, employees or advisors, in each case, in their respective capacities as such, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York and the appellate courts thereof.

Section 11.11 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT A PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION RESULTING FROM, ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT FINANCING COMMITMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.11.

Section 11.12 No Joint Venture. Nothing in this Agreement creates or is intended to create an association, trust, partnership, joint venture or other entity or similar legal relationship among the Parties, or impose a trust, partnership or fiduciary duty, obligation, or liability on or with respect to the Parties. Except as expressly provided herein, neither Party is or shall act as or be the agent or representative of the other Party.

Section 11.13 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Contemplated Transactions is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in order that the Contemplated Transactions be consummated as originally contemplated to the greatest extent possible.

Section 11.14 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 11.15 Specific Enforcement. The Parties agree that immediate, extensive and irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, the Parties agree that, if for any reason any Party shall have failed to perform its obligations under this Agreement or otherwise breached this Agreement, then the Party seeking to enforce this Agreement against such nonperforming Party under this Agreement shall be entitled to specific performance and the issuance of immediate injunctive and other equitable relief without the necessity of proving the inadequacy of money damages as a remedy, and the Parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to and not in limitation of any other remedy to which they are entitled at Law or in equity. If any Party brings any Action to enforce specifically the performance of the terms and provisions of this Agreement when expressly available to such Party pursuant to the terms of this Agreement, then, notwithstanding anything to the contrary herein, the Termination Date shall automatically be extended by the period of time between the commencement of such Claim and ten (10) Business Days following the date on which such Claim is fully and finally resolved.

Section 11.16 Legal Representation. Buyer, on behalf of itself and its Affiliates, acknowledges and agrees that Seller’s Counsel has acted as counsel for Seller and its Affiliates, and that Seller reasonably anticipates that Seller’s Counsel will continue to represent Seller and its Affiliates in future matters. Accordingly, Buyer, on behalf of itself and its Affiliates, expressly consents to: (a) Seller’s Counsel representation of Seller and its Affiliates, in any post-Closing matter in which the interests of Buyer, on the one hand, and Seller or its Affiliates, on the other hand, are adverse, including any matter relating to the Contemplated Transactions or any disagreement or dispute relating thereto, and whether or not such matter is one in which Seller’s Counsel may have previously advised Seller or its Affiliates, and (b) the disclosure by Seller’s Counsel to Seller or its Affiliates, as applicable, of any information learned by Seller’s Counsel in the course of its representation of Seller or its Affiliates, as applicable, whether or not such information is subject to attorney-client privilege or Seller’s Counsel’s duty of confidentiality. Furthermore, Buyer, on behalf of itself and its Affiliates, (1) irrevocably waives any right it may have to discover or obtain information or documentation relating to the representation of Seller and its Affiliates by Seller’s Counsel in the Contemplated Transactions, to the extent that such information or documentation (a) was privileged as to Seller or its Affiliates and (b) does not evidence fraud by Seller against Buyer (“Confidential Communications”), and (2) agrees that (i) the privilege with respect to such Confidential Communications shall remain with Seller following the Closing such that, without limiting Seller’s rights to such privilege, Seller alone shall have and maintain the right to waive the privilege, (ii) if Seller’s former officers or managers leave any emails or other documents (both electronic or otherwise) that contain Confidential Communications on the servers of any Sale Entity or the JV Company, such occurrence shall not constitute a waiver of the attorney-client privilege or any other privilege applicable to such documents, and (iii) to the extent any emails or other documents (either electronic or otherwise) containing any Confidential Communications are included in the computer server(s) of any Sale Entity or the JV Company or are otherwise within the records of the Sale Entities and the JV Company following the Closing, it will, upon discovery of any such documents, not review, disclose, or otherwise use such documents or the Confidential Communications for any purpose. Buyer, on behalf of itself and its Affiliates, further covenants and agrees that each shall not assert any claim against Seller’s Counsel in respect of legal services provided to the Sale Entities or the JV Company by Seller’s Counsel in

connection with this Agreement or the Contemplated Transactions. If and to the extent that, at any time subsequent to Closing, Buyer or any of its Affiliates shall have the right to assert or waive any attorney-client privilege with respect to any communication between Seller or its Affiliates and any Person representing them that occurred at any time prior to the Closing, Buyer, on behalf of itself and its Affiliates, shall be entitled to waive such privilege only with the prior written consent of Seller’s Counsel and Seller.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed on the Effective Date.

SELLER:

DOMINION ENERGY QUESTAR CORPORATION

By:	/s/ James R. Chapman
Name: James R. Chapman
Title: Executive Vice President, Chief Financial Officer and Treasurer

Signature Page – Purchase and Sale Agreement

BUYER:

SOUTHWEST GAS HOLDINGS, INC.

By:	/s/ John P. Hester
Name: John P. Hester
Title: President and Chief Executive Officer

Signature Page – Purchase and Sale Agreement